UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year ended March 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-07731

EMERSON RADIO CORP.

(Exact name of registrant as specified in its charter)

Delaware	**22-3285224**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
959 Route 46 East, Suite 210, Parsippany, NJ	**07054**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (973) 428-2000

Securities registered pursuant to Section 12(b) of the Act:

<u>Title of Each Class</u>	<u>Trading Symbol(s)</u>	<u>Name of Each Exchange on Which Registered</u>
Common Stock, par value $.01 per share	**MSN**	**NYSE American**

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No. ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No. ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No. ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
		Smaller reporting company	☒
Non-accelerated filer	☒	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No. ☒

Aggregate market value of the voting and non-voting common equity of the registrant held by non-affiliates of the registrant at September 30, 2023 (computed by reference to the last reported sale price of the Common Stock on the NYSE American on such date): $3,305,640.

Number of Common Shares outstanding at June 27, 2024: 21,042,652

DOCUMENTS INCORPORATED BY REFERENCE:

None.

Auditor Firm Id: 606	Auditor Name: Grassi & Co., CPAs, P.C.	Auditor Location: Jericho, NY, USA

TABLE OF CONTENTS

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Forward-Looking Information

This report contains forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond the Company's control, and which may cause its actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through the use of words such as "may," "will," "can," "anticipate," "assume," "should," "indicate," "would," "believe," "contemplate," "expect," "seek," "estimate," "continue," "plan," "project," "predict," "could," "intend," "target," "potential," and other similar words and expressions of the future. These forward-looking statements may not be realized due to a variety of factors, including, without limitation:

- the Company's ability to generate sufficient revenue to achieve and maintain profitability;

- the Company's ability to obtain new customers and retain key existing customers, including the Company's ability to maintain purchase volumes of the Company's products by its key customers;

- the Company's ability to obtain new licensees and distribution relationships and maintain relationships with its existing licensees and distributors;

- the Company's ability to resist price increases from its suppliers or pass through such increases to its customers;

- changes in consumer spending for retail products, such as the Company's products, and in consumer practices, including sales over the Internet;

- the Company's ability to maintain effective internal controls or compliance by its personnel with such internal controls;

- the Company's ability to successfully manage its operating cash flows to fund its operations;

- the Company's ability to anticipate market trends, enhance existing products or achieve market acceptance of new products;

- the Company's ability to accurately forecast consumer demand and adequately manage inventory;

- the Company's dependence on a limited number of suppliers for its components and raw materials;

- the Company's dependence on third party manufacturers to manufacture and deliver its products;

- increases in shipping costs for the Company's products or other service issues with the Company's third-party shippers;

- the Company's dependence on a third party logistics provider for the storage and distribution of its products in the United States;

- the ability of third party sales representatives to adequately promote, market and sell the Company's products;

- the Company's ability to maintain, protect and enhance its intellectual property;

- the effects of competition;

- the Company's ability to distribute its products in a timely fashion, including as a result of labor disputes and public health threats and social unrest;

- evolving cybersecurity threats to the Company's information technology systems or those of its customers or suppliers;

- changes in foreign laws and regulations and changes in the political and economic conditions in the foreign countries in which the Company operates;

- changes in accounting policies, rules and practices;

- changes in tax rules and regulations or interpretations;

- changes in U.S. and foreign trade regulations and tariffs, including potential increases of tariffs on goods imported into the U.S., and uncertainty regarding the same;

- limited access to financing or increased cost of financing;

- the effects of currency fluctuations between the U.S. dollar and Chinese renminbi relative to the dollar and increases in costs of production in China; and

- the other factors listed under "Risk Factors" in this Annual Report on Form 10-K and other filings with the SEC.

All forward-looking statements are expressly qualified in their entirety by this cautionary notice. The reader is cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date of this annual report or the date of the document incorporated by reference into this annual report. The Company has no obligation, and expressly disclaims any obligation, to update, revise or correct any of the forward-looking statements, whether as a result of new information, future events or otherwise. The Company has expressed its expectations, beliefs and projections in good faith and the Company believes they have a reasonable basis. However, the Company cannot assure the reader that its expectations, beliefs or projections will result or be achieved or accomplished.

Item 1.   *BUSINESS*

The Company — Overview

Unless the context otherwise requires, the term "the Company" and "Emerson," refers to Emerson Radio Corp. and its subsidiaries.

Emerson Radio Corp. was incorporated in Delaware in 1994. The Company designs, sources, imports and markets a variety of houseware and consumer electronic products, and licenses its trademarks to others on a worldwide basis for a variety of products.

General

The Company, directly and through it's subsidiaries, designs, sources, imports, markets, sells and licenses to certain licensees a variety of houseware and consumer electronic products, both domestically and internationally, under the Emerson® brand name.

The Company believes its competitive advantages include a combination of:

- recognition of the Emerson® brand;

- the Company's distribution base and established customer relations;

- the Company's sourcing expertise and established vendor relations;

- an infrastructure with personnel experienced in servicing and providing logistical support to the domestic mass merchant distribution channel, or supervising third-party logistics providers in providing same; and

- the Company's extensive experience in establishing license and distribution agreements on a global basis for a variety of products.

The Company intends to continue leveraging its core competencies to offer a variety of current and new houseware and consumer electronic products to customers. In addition, the Company intends to continue entering into licenses for the use of its trade names and trademarks by third parties. See "Licensing Activities."

The Company's core business consists of selling, distributing, and licensing various low and moderately priced houseware and consumer electronic products in various categories. All of the Company's marketing and sales efforts are currently concentrated in the United States.

Products

The Company's current product categories, which include licensed products, consist primarily of the following:

Houseware Products	Audio Products	Other
Microwave Ovens	Clock Radios	Televisions
Compact Refrigerators	Bluetooth Speakers	Security Products
Toaster Ovens	Karaoke Machines	Massagers
	Wireless Charging	

Sales and Distribution

The Company markets its products exclusively in the United States and Mexico, primarily through mass merchandisers and online marketplaces.

During the fiscal year ended March 31, 2024 ("fiscal 2024"), Walmart Inc. ("Walmart") accounted for approximately 53%, Amazon.com Inc. ("Amazon") accounted for approximately 20%, and Fred Meyer accounted for approximately 10% of the Company's net revenues. During the fiscal year ended March 31, 2023 ("fiscal 2023"), Walmart accounted for approximately 42%, Amazon accounted for approximately 23%, and Fred Meyer accounted for approximately 12% of the Company's net revenues. No other customer accounted for more than 10% of net revenues in either period. As a percent of the Company's total trade accounts receivable, net of specific reserves, Walmart, Chedraui and Amazon accounted for approximately 34%, 30% and 25%, respectively, as of March 31, 2024. As a percent of the Company's total trade accounts receivable, net of specific reserves, Amazon, Walmart and Fred Meyer accounted for approximately 43%, 35% and 11%, respectively, as of March 31, 2023. No other customer accounted for more than 10% of the Company's total trade accounts receivable, net of specific reserves, as of March 31, 2024 or March 31, 2023. Management believes that a loss, or a significant reduction, of sales to any of its key customers would have a material adverse effect on the Company's business and results of operations.

Approximately 40% and 39% of the Company's net revenues for fiscal years 2024 and 2023, respectively, were made through third-party sales representative organizations that receive sales commissions and work in conjunction with the Company's own sales personnel. With the Company's permission, third-party sales representative organizations may sell competitive products in addition to the Company's products. In most instances, either party may terminate a sales representative relationship on 30 days prior notice by the Company and 90 days prior notice by the sales representative organization in accordance with customary industry practice. In fiscal 2024, the Company utilized 6 sales representative organizations, including one which represented approximately 30% of its net revenues. In fiscal 2023, the Company utilized 2 sales representative organizations, including one which represented approximately 38% of its net revenues. No other sales representative organization accounted for more than 10% of the Company's net revenues in fiscal 2024 or fiscal 2023. The remainder of the Company's sales are to customers that are serviced by its sales personnel. The loss or reduction of product sales made through third party sales representative organizations could have a material adverse effect on the Company's business and results of operations. Finding replacement organizations and distributors could be a time consuming process during which the Company's revenues could be negatively impacted.

The Company primarily sells product to customers from its United States warehoused inventory, which is referred to as the "Domestic Program". Under the Domestic Program, title for product typically passes at the time of shipment. The Company's direct import program ("Direct Import Program") allows its customers to import and receive product directly from an export port in the country of manufacture outside the United States. Under the Direct Import Program, title for the Company's product passes to the customer in the country of origin when the product is shipped by the Company's subsidiary in China. Under both programs, the Company recognizes revenues at the time title passes to the customer as this is when the Company satisfies its performance obligation under the contracts with its customers. See Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations." During fiscal 2024 approximately 12% of the Company's product sales were sold under the Direct Import Program. During fiscal 2023, approximately 16% of the Company's product sales were sold under the Direct Import Program.

The Company also sells products through third party online marketplaces to broaden its brand reach. The Company's website serves as an additional sales channel for products, and provides search capability, detailed product information, online merchant availability, demo videos and downloadable product specification sheets. The Company expects sales through online marketplaces to continue to be a growth initiative for its business.

The Company has an integrated system to coordinate the purchasing, sales and distribution aspects of its operations. The Company receives orders from its major customers via electronic data interface, facsimile, telephone or mail. The Company does not have long-term contracts with any of its customers, but rather receives orders on an ongoing basis. Products imported by the Company for the Domestic Program, generally from factories in Asia, are shipped by ocean and/or inland freight and then stored in the Company's outsourced warehouse facilities for shipment to customers. The Company monitors its inventory levels and goods in transit through the use of an electronic inventory system. When a purchase order under the Domestic Program is received, it is filled from the Company's inventory and the warehoused product is labeled and prepared for outbound shipment to the customer by common, contract or small package carrier. The ability of management to correctly anticipate and provide for inventory requirements is essential to the successful operation of the Company's business.

Licensing Activities

The Company is currently party to two license agreements with third party licensees which allows the licensee to manufacture and/or sell various products bearing the Company's trademarks into defined geographic areas. Such activities have historically had a positive impact on operating results by generating income with minimal incremental costs and without any working capital requirements. The Company has engaged each of Leveraged Marketing Corporation of America ("LMCA") and Global Licensing Services Pte Limited ("GLSL") as an agent to assist in identifying and procuring additional licensing opportunities. The Company protects its brand through careful license and product selection and control processes.

See Item 1A — "Risk Factors — Business, Operational and Strategic Risks — "The failure to obtain new licensees and distribution relationships or to maintain relationships with its existing licensees and distributors could materially and adversely affect the Company's revenues, earnings and business."

Design and Manufacturing

The Company's products are manufactured by original equipment manufacturers in accordance with the Company's specifications. During fiscal 2024 and 2023, 100% of the Company's product purchases consisted of finished goods from foreign manufacturers located in the People's Republic of China.

The Company's design team is responsible for product development and works closely with suppliers and determines the cosmetic and other features for new products. Accordingly, the exterior designs and operating features of the products reflect the Company's judgment, or that of its customers, of current styles and consumer preferences.

The following summarizes the Company's purchases from its major product suppliers that accounted for more than 10% of the Company's total product purchases in fiscal 2024 and 2023:

Supplier	Fiscal Year	
	2024	2023
Welly (formerly Weili)	38%	—
Itoma	24%	75%
Maniway	17%	—
Midea	16%	20%
Total	95%	95%

* All other suppliers were less than 10%

The Company considers its relationships with its suppliers to be satisfactory and believes that, barring any unusual material or part shortages or economic, fiscal or monetary conditions, the Company could develop alternative suppliers. No assurance can be given that ample supply of product would be available at current prices and on current credit terms if the Company were required to seek alternative sources of supply without adequate notice by a supplier or a reasonable opportunity to seek alternate production facilities and component parts (See Item 1A — "Risk Factors — Business, Operational and Strategic Risks — The Company depends on a limited number of suppliers for its products. If its relationships with such suppliers terminate or are otherwise impaired, the Company would likely experience increased costs, disruptions in the manufacture and shipment of its products and a material loss of net sales" and Item 7 — "Management's Discussion and Analysis of Financial Condition and Results of Operations".)

Warranties

The Company offers limited warranties for its consumer electronics, comparable to those offered to consumers by the Company's competitors in the United States. Such warranties typically consist of a one year period for microwave ovens and compact refrigerators and a 90 day period for audio products, under which the Company pays for labor and parts, or offers a new or similar unit in exchange for a non-performing unit.

Returned Products

The Company's customers return product for a variety of reasons, including:

- retailer return policies which allow customer returns for no reason concerning the quality of the product itself;

- damage to goods in transit and cosmetic imperfections; and

- mechanical failures.

Trademarks

The Company owns the following principal trademarks for certain consumer electronic products in the United States, Canada, Mexico and various other countries:

- Emerson®

- Emerson Research®

- H.H. Scott®

- iDEA®

- IDIVA®

- Ölevia®

- Scott®

- SmartSet®

The Company's trademark registrations must be renewed at various times. The Company intends to renew all trademarks necessary for the conduct of its business. The Company considers the Emerson® trademark to be of material importance to its business and, to a lesser degree, the remaining trademarks. The Company licenses the Emerson® and certain of its other trademarks to third parties, the scope of which is on a limited product and geographic basis and for a period of time. See "Licensing Activities."

Competition

The Company primarily competes in the low-to-medium-priced sector of the housewares and consumer electronics market. Management estimates that the Company has several dozen competitors that are manufacturers and/or distributors, many of which are much larger and have greater financial resources than the Company. The Company competes primarily on the basis of:

- brand recognition;

- reliability;

- quality;

- price;

- design;

- consumer acceptance of the Company's products; and

- the quality of service and support provided to retailers and their customers.

The Company also competes at the retail level for shelf space and promotional displays, all of which have an impact on its success in established and proposed distribution channels.

Government Regulation

Pursuant to the Tariff Act of 1930, as amended, the Trade Act of 1974 and regulations promulgated there under, the United States government charges tariff duties, excess charges, assessments and penalties on many imports. These regulations are subject to continuous change and revision by government agencies and by action of the United States Trade Representative. As all of the Company's products are currently manufactured by suppliers in China, the enactment of new legislation or the administration of current international trade regulations or executive action affecting trade agreements, changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements or changes in sourcing patterns could adversely affect the Company's operations. See Item 1A — "Risk Factors — Legal, Regulatory and Tax Risks — Foreign regulations and changes in trade policies and the political, social and economic conditions in the United States and the foreign countries in which the Company operates its business could affect the Company's revenues and earnings materially and adversely" and Item 1A — "Risk Factors — Legal, Regulatory and Tax Risks — Tariffs or other restrictions placed on the Company's products imported into the United States from China, or any related countermeasures taken by China, could have a material adverse effect on the Company's business, profitability and results of operations." A number of states have adopted statutes regulating the manner of determining the amount of payments to independent service centers performing warranty service on products such as those sold by the Company. Additional Federal legislation and regulations regarding the importation of consumer electronics products, including the products marketed by the Company, have been proposed from time to time and, if enacted into law, could adversely affect the Company's financial condition and results of operations.

Product Liability and Insurance

Because of the nature of the products it sells, the Company is periodically subject to product liability claims resulting from personal injuries. The Company may also become involved in various lawsuits incidental to its business.

Although the Company maintains product liability insurance coverage, there can be no assurance that the Company's coverage limits will be sufficient to cover any successful product liability claims made against it in the future. In management's opinion, any ultimate liability arising out of currently pending product liability claims will not have a material adverse effect on the Company's financial condition or results of operations. However, any claims substantially in excess of the Company's insurance coverage, or any substantial claim not covered by insurance, could have a material adverse effect on the Company's financial condition and results of operations.

Employees

As of June 14, 2024, the Company had 25 employees, comprised of 10 in the United States and 15 in China. None of the Company's employees are represented by unions, and the Company believes its labor relations are good.

Available Information

The Company's corporate website is located at www.emersonradio.com. The Company files reports and other information with the Securities and Exchange Commission ("SEC") pursuant to the information requirements of the Exchange Act. The Company makes available free of charge, on or through its website, the Company's annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on the Company's website is not part of this Annual Report on Form 10-K or any other report filed with the SEC. Readers may also read and copy any document the Company files at the SEC's website at www.sec.gov.

Item 1A. *RISK FACTORS*

The reader should carefully consider these risk factors in addition to those set forth in the Company's financial statements or the notes thereto. Additional risks about which the Company is not yet aware or that the Company currently believes to be immaterial also may adversely affect the Company's business operations. If any of the following occur, the Company's business, financial condition or operating results may be adversely affected. In that case, the price of the Company's common stock may decline.

Business, Operational and Strategic Risks

The Company relies on a small number of key customers for the majority of its business, and the loss or significant reduction in business with any of these key customers would materially and adversely affect the Company's revenues and earnings.

Certain customers have historically made up a significant percentage of the Company's product sales and net revenues. For fiscal 2024, Walmart, Amazon and Fred Meyer accounted for approximately 53%, 20% and 10%, respectively, of the Company's net revenues. For fiscal 2023, Walmart, Amazon and Fred Meyer accounted for approximately 42%, 23% and 12%, respectively, of the Company's net revenues. No other customer accounted for more than 10% of the Company's net revenues during these periods. All customer purchases are made through individual purchase orders and the Company does not have any long-term supply contracts with its customers. Accordingly, sales from customers that have accounted for a significant portion of the Company's net product sales and net revenues in past periods, individually or as a group, may not continue in future periods, or if continued, may not reach or exceed historical levels in any period, which has happened in the past and could happen in the future. Some of the Company's key customers may also experience economic difficulties or otherwise default on their obligations to the Company. The complete loss of, or significant reduction in business from, or a material adverse change in the financial condition of, any of the Company's key customers would cause a material and adverse change in the Company's revenues and operating results.

The Company is dependent on a limited number of products for its sales.

The Company derives a substantial portion of its product revenues from a limited number of products, and the Company expects these products to continue to account for a large percentage of its product revenues in the near term. For the twelve months ended March 31, 2024, the Company's gross product sales were comprised principally of two product types within two categories — housewares products and audio products. Microwave ovens, which product type is within the housewares category, generated approximately 33% of the Company's gross product sales. Audio products generated approximately 66% of the Company's gross product sales during fiscal 2024. For the twelve months ended March 31, 2023, the Company's gross product sales were comprised principally of the same two product types within the same two categories — housewares products and audio products. Microwave ovens, which product type is within the housewares category, generated approximately 27% of the Company's gross product sales.

Audio products generated approximately 73% of the Company's gross product sales during fiscal 2023. Because the market for these product types and categories is characterized by periodic new product introductions, the Company's future financial performance will depend, in part, on the successful and timely development and customer acceptance of new and enhanced versions of these product types and other products distributed by the Company. There can be no assurance that the Company will continue to be successful in marketing these product types within these categories or any other new or enhanced products. For example, certain of the Company's key customers perform periodic line reviews to assess their product offerings, which have in the past and may in the future lead to loss of business and pricing pressures. As a result of this dependence, a significant decline in pricing of, or market acceptance of these product types and categories, either in general or specifically as marketed by the Company, would have a material adverse effect on the Company's business, financial condition and results of operation.

The loss or reduction of business of one or a combination of its houseware and audio product lines could materially adversely affect the Company's revenues, financial condition and results of operations.

If the Company's third party sales representatives fail to adequately promote, market and sell the Company's products, the Company's revenues could significantly decrease.

A significant portion of the Company's product sales are made through third party sales representative organizations, whose members are not employees of the Company. The Company's level of sales depends on the effectiveness of these organizations, as well as the effectiveness of its own employees. Some of these third party representatives may sell (and do sell), with the Company's permission, competitive products of third parties as well as the Company's products. During fiscal 2024 and fiscal 2023, these organizations were responsible for approximately 40% and 39%, respectively, of the Company's net revenues. In addition, in fiscal 2024 one of these representative organizations was responsible for approximately 30% of the Company's net revenues and in fiscal 2023 one of these representative organizations was responsible for approximately 38% of the Company's net revenues. If any of the Company's third party sales representative organizations engaged by the Company, especially the Company's largest, fails to adequately promote, market and sell its products, the Company's revenues could be significantly decreased until a replacement organization or distributor could be retained by the Company, which has happened in the past and could happen in the future. The loss or reduction of product sales made through third party sales representative organizations could have a material adverse effect on the Company's business and results of operations. Finding replacement organizations and distributors could be a time consuming process during which the Company's revenues could be negatively impacted.

The concentration of product sales among a limited number of retailers and the trend toward private label brands could materially reduce the Company's revenues and profitability.

With the concentration of the Company's product sales among a limited number of retailers, the Company is dependent upon a small number of customers whose bargaining strength is substantial and growing. Brick-and-mortar retailers generally purchase a limited selection of houseware and consumer electronics products. As a result, there is significant competition for retail shelf space. In addition, the Company's two largest customers, Walmart and Amazon, use their own private label brands that compete directly with some of the Company's products. As the retailers in the houseware and consumer electronics industry become more concentrated, competition for sales to these retailers may increase, which could materially reduce the Company's revenues and profitability. Additionally, as large traditional retail and online customers grow even larger and become more sophisticated, they may continue to demand lower pricing, special packaging, shorter lead times for the delivery of products, smaller more frequent shipments, or impose other requirements on product suppliers. These business demands may relate to inventory practices, logistics or other aspects of the customer-supplier relationship. If we do not effectively respond to these demands, these customers could decrease their purchases from us. A reduction in the demand for our products by these customers and the costs of complying with their business demands could have a material adverse effect on our business, operating results and financial condition.

The houseware and consumer electronics industry is consolidating, which could reduce the Company's ability to successfully secure product placements at key customers and limit its ability to sustain a cost competitive position in the industry.

Over the past several years, the houseware and consumer electronics industry has undergone substantial consolidation, and further consolidation is likely. As a result of this consolidation, the houseware and consumer electronics industry primarily consists of a limited number of large retailers and distributors. The Company's ability to gain or maintain its market share or maintain or enhance its relationships with key customers may be limited as a result of actions by competitors or the retailers' increasing use of private label brands.

The failure to obtain new licensees and distribution relationships or to maintain relationships with its existing licensees and distributors could materially and adversely affect the Company's revenues, earnings and business.

The Company maintains agreements that allow licensees to use the Company's trademarks for the manufacture and sale of specific consumer electronics and other products into defined geographic areas. These agreements typically are for a limited period of time and, upon expiration, the Company cannot assure that its agreements with its licensees will be renewed in the future or that the Company's relationships with its licensees or distributors will be maintained on satisfactory terms or at all. Although the Company has engaged each of LMCA and GLSL as an agent to assist the Company in identifying and procuring licensing opportunities, there can be no assurance that the Company will find and secure suitable licensees or distribution relationships. If the Company is unable to maintain its relationships with its licensees and distributors on terms satisfactory to the Company, or if it fails to obtain new licensees or distribution relationships or the Company's licensees fail to protect the integrity and reputation of the Company's trademarks, the value of the Emerson brand and the Company's licensing revenues and earnings could be materially and adversely affected.

The Company depends on a limited number of suppliers for its products. If its relationships with such suppliers terminate or are otherwise impaired, the Company would likely experience increased costs, disruptions in the manufacture and shipment of its products and a material loss of net sales.

Although there are multiple potential suppliers for each of the Company's products, the Company relies and is dependent on a limited number of suppliers for its main products, all of which are located outside of the United States.

The Company does not have any long-term or exclusive purchase commitments with any of its suppliers. In fiscal 2024 the Company reduced its reliance on its largest supplier from approximately 75% to 38% of the Company's purchases of products. The Company also increased its number of significant suppliers from 2 to 4, each of which supplied over 10% of the Company's purchased products. The Company's failure to maintain existing relationships with its suppliers or to establish new relationships on similar pricing and credit terms in the future could negatively affect the Company's ability to obtain products in a timely manner. If the Company is unable to obtain an ample supply of product from its existing suppliers or secure alternative sources of supply, it may be unable to satisfy its customers' orders, which could materially and adversely affect the Company's revenues and relationships with its customers. Finding replacement suppliers could be a time consuming process during which the Company's revenues and liquidity could be negatively impacted.

The Company's products use raw materials and components that may be subject to price fluctuations, shortages or interruptions of supply, and if the Company is unable to maintain supply sources for such raw materials and components, or if such sources fail to satisfy the Company's supply requirements, the Company may experience a loss of sales, increased component costs and reduced profitability.

The Company's products use raw materials and components that have been and may continue to be subject to price surges, shortages or interruptions of supply, and the Company may not be able to pass those costs on to its customers. Factors that are largely beyond the Company's control, such as the cost, quality and availability of the raw materials and components needed by suppliers of the Company's products are essential to the successful production and sale of the Company's products. If the Company is unable to maintain supply sources of these raw materials and components, or if such sources fail to satisfy the Company's supply requirements, the Company's operating results, cost of goods sold and operating expenses could be adversely affected by increases in these costs. In particular, the Company utilizes semiconductor chips in its housewares products and audio products. Because semiconductor chips have been recently subject to an ongoing significant shortage, the Company's ability to source these important components that use semiconductor chips has been adversely affected. These supply interruptions have resulted in increased component delivery lead times, delays in product production and increased costs to obtain components with available semiconductor chips. To the extent this semiconductor chip shortage continues, the production ability of the Company's suppliers may continue to be impacted. Although the Company is seeking alternate sources of supply of these components, it may take several months to locate alternative suppliers or require the re-tooling of products to accommodate components from different suppliers. If the Company or its suppliers are unable to obtain components from third parties in the quantities and of the quality that the Company requires, on a timely basis and at acceptable prices, the Company may not be able to deliver its products on a timely or cost-effective basis to its customers, which could cause customers to cancel their orders with the Company, reduce the Company's gross margins and seriously harm its business, results of operations and financial condition.

The Company has also experienced increased transportation costs in the past due to global supply chain challenges, including the cost of ocean freight from China, and could be subject to future increases in transportation costs. In addition, the Company's ability to meet customers' demands depends, in part, on its ability to obtain the timely and adequate shipment of its products. Given that the Company's suppliers are based primarily in China, finding suppliers outside of China could result in additional risks, including additional compliance requirements with foreign laws and taxes, obtaining distribution and administrative support and training new personnel. During fiscal 2024, inbound freight costs have declined from the higher costs we experienced from the COVID-19 pandemic and related global supply chain disruptions and have begun to approach levels seen prior to the impact of such factors. However, recently the Company is experiencing increased inbound freight costs, albeit not to the levels experienced during the COVID-19 pandemic.

If the Company is unable to deliver products in the required amounts and in a timely fashion, the Company could experience delays or reductions in shipments to its customers, which could materially and adversely affect the Company's revenues and relationships with its customers.

The Company's ability to provide high quality customer service, process and fulfill orders, and manage inventory depends on the efficient and uninterrupted operation and timely and uninterrupted performance of its suppliers. The Company can provide no assurances that it will not experience operational difficulties with its suppliers, including reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines, increases in manufacturing costs, increased lead times or production shutdowns or production slowdowns due to health pandemics or otherwise, which have in the past and could in the future result in increased costs and decreased efficiency. If the Company is unable to obtain products from these factories in the required quantities and quality and in a timely fashion, the Company could experience delays or reductions in product shipments to its customers, which could negatively affect the Company's ability to meet the requirements of its customers, as well as its relationships with its customers, which in turn could materially and adversely affect the Company's revenues and operating results. In addition, shipping rates and surcharges are volatile and subject to market fluctuations, and any increases in shipping costs may reduce the Company's margins and adversely affect its profitability.

All the Company's suppliers are based in China and as a result the Company is subject to risks associated with international operations and global manufacturing and sourcing including, among others:

- currency fluctuations;

- labor disputes and union actions that can disrupt the Company's ability to ship products to customers;

- potential political, economic and social instability;

- public health threats, inclement weather and natural disasters;

- possible acts of terrorism;

- restrictions on transfers of funds;

- changes in import and export duties and quotas;

- changes in domestic and international customs and tariffs;

- uncertainties involving the costs to transport products;

- disruptions in the global transportation network, including port backlogs and availability of shipping containers;

- unexpected changes in regulatory environments;

- regulatory issues involved in dealing with foreign suppliers and in exporting and importing products;

- protection of intellectual property;

- difficulty in complying with a variety of foreign laws;

- difficulty in obtaining distribution and support; and

- potentially adverse tax consequences.

Furthermore, any material disruption, slowdown or shutdown of the operations of the Company's principal logistics providers and shippers, including without limitation as a result of labor disputes, public health threats, social unrest, inclement weather, natural disasters, possible acts of terrorism, availability of shipping containers and increased security restrictions, could cause delays in the Company's ability to receive, process and fulfill customer orders and may cause orders to be canceled, lost or delivered late, goods to be returned or receipt of goods to be refused. These and other factors described above have and could continue to cause increases in shipping and storage costs. As a result, the Company's relationships with its customers, revenues and operating results could be materially and adversely affected.

The Company relies on a third-party logistics provider for the storage and distribution of its products in the United States and, if such third party logistics provider incurs any damage to the facilities where the Company's products are stored or is unable to distribute its products as needed, it could have a material adverse effect on the Company's results of operations and business.

The Company relies on a third-party logistics provider for the storage and distribution of its products. The facilities where the Company's products are stored by such provider may also be harmed or rendered inoperable by natural or man-made disasters, including earthquakes, power outages, communications failure or terrorism. Any material damage to the facilities where the Company's products are stored could adversely affect its inventory and the ability of such third-party logistics provider to meet the needs of its customers. In addition, an inability to maintain the Company's contracts with such third-party logistics provider or a delay, disruption or quality control problems in the operations of such third-party logistics provider, including as a result of damage to the facilities of such provider or a strike by such provider's workers, could cause delays in the Company's ability to fulfill customer orders and may cause orders to be canceled, lost or delivered late, the Company's products to be returned or receipt of products to be refused, any of which could adversely affect the Company's business and results of operations. The Company's contract with its third-party logistics provider is terminable upon written notice by either party for convenience without cause. If the Company is unable to maintain its contract with its third-party logistics provider, the Company would be required to retain a new third party logistics provider and the Company may be unable to retain such third party at a cost that is acceptable to the Company. If the Company's shipping costs were to increase as a result of an increase in the fees charged by such third-party logistics provider or as a result of obtaining a new third-party logistics provider and if the Company is unable to pass on these higher costs to its customers, it could have a material adverse effect on the Company's results of operations and business.

The Company's revenues and earnings could be materially and adversely affected if it cannot anticipate market trends, enhance existing products or achieve market acceptance of new products.

The Company's success is dependent on its ability to anticipate and respond to changing consumer demands and trends in a timely manner, as well as expanding into new markets and sourcing new products that are profitable to the Company. In addition, to increase the Company's penetration of current markets and gain footholds in new markets for its products, the Company must maintain its existing products and integrate them with new products. The Company may not be successful in sourcing, marketing and releasing new products that respond to technological developments or changing customer needs and preferences and those efforts may not succeed and may divert management resources from existing operations and require the Company to commit significant financial resources, either of which could significantly impair our operating results. The Company may also experience difficulties that could delay or prevent the successful development, introduction and sale of these new products. These new products may not adequately meet the requirements of the marketplace and may not achieve any significant degree of market acceptance. If release dates of any future products or enhancements to the Company's products are delayed, or if these products or enhancements fail to achieve market acceptance when released, the Company's sales volume may decline and earnings could be materially and adversely affected. In addition, new products or enhancements by the Company's competitors may cause customers to defer or forgo purchases of the Company's products, which could also materially and adversely affect the Company's revenues and earnings.

Cash generated by operating activities represents the Company's principal source of funding and therefore the Company depends on its ability to successfully manage its operating cash flows to fund its operations.

The Company does not maintain any credit facilities (other than, from time to time, certain letters of credit) in connection with the operation of its business. The Company has relied on, and continues to rely on, its cash on hand and cash generated by operations to manage its business. Certain of the Company's major factory suppliers, including Itoma, extend credit lines to the Company in amounts based on various factors, including the amounts of the Company's purchases and their internal credit criteria, and in the past have reduced the maximum amount of open credit lines available to the Company. The loss of, or reduction in, credit lines from the Company's principal suppliers could reduce the Company's liquidity, increase its working capital needs or limit its ability to purchase products which in turn could adversely affect its financial condition or results of operations. If the Company is unable to generate sufficient cash from operations, the Company may need to secure alternative means of financing or reorganize its operations to continue to maintain its current business.

The Company is subject to intense competition in the industry in which it operates, which could cause material changes in the selling price of its products or losses of its market share.

The housewares and consumer electronics industry is highly competitive, especially with respect to pricing and the introduction of new products and features. The Company's products compete in the low to medium-priced sector of the housewares and consumer electronics market and compete primarily on the basis of reliability, brand recognition, quality, price, design, consumer acceptance of the Emerson® trademark and quality service and support to retailers and their customers. The Company and many of its competitors are subject to factory cost increases, and the Company expects these pressures to continue. If these pressures are not mitigated by increases in selling price or cost reductions from the Company's suppliers or changes in product mix, or if the consumers of the Company's products change their buying habits as a result of the Company's actions, the Company's revenues and profits could be substantially reduced. In addition, the Company also sells through online marketplaces, including Amazon. The Company's ability to maintain or increase its sales depends on its ability to increase its visibility and continue to distribute its products through these online marketplaces. As compared to the Company, many of its competitors are larger in size and more broadly diversified with significantly greater managerial, financial, marketing, technical and other competitive resources and greater brand recognition. As a result, the Company's competitors may be able to (i) adapt more quickly to new or emerging technologies and changes in customer requirements; (ii) rapidly replicate new features and innovations that we may introduce into the market; (iii) devote greater resources to the promotion and sale of their products and services; (iv) aggressively discount their products and services in order to gain market share; and (v) respond more effectively to pricing pressures. Competition could increase if new companies enter the market, existing competitors expand their product mix or the Company expands into new markets. An increase in competition could result in material price reductions or loss of the Company's market share.

In addition, the industry in which the Company competes generally has low barriers to entry that allow the introduction of new products or new competitors at a fast pace. Some retailers have and may continue to introduce their own private label products, which could reduce the volume of products they buy from the Company, as well as decrease the shelf space they allocate to the Company's products. If the Company is unable to protect the Company's brand image and authenticity, the Company may be unable to effectively compete with these new market entrants or new products.

Changes in consumer shopping trends and changes in distribution channels could result in lost market share and decreased revenue and profitability.

Traditional brick-and-mortar retail channels have experienced low growth or declines in recent years, while the ecommerce channel has experienced significant growth. Consumer shopping preferences have shifted, and may continue to shift in the future, to distribution channels other than traditional brick-and-mortar retail channels. Success in the ecommerce channel requires providing products at the right price, products that earn strong ratings and reviews and meaningful engagement with online shoppers. The Company has invested in selling and marketing capabilities in the ecommerce channel, while maintaining its presence in traditional brick-and-mortar retail channels. However, if we are not successful in utilizing ecommerce channels that consumers may prefer, we may experience a loss in market share and decreased revenue and profitability.

The Company depends on the experience and expertise of its senior management team and key technical employees, and the loss of any key employee may impair its ability to operate effectively.

The Company's success depends upon the continued services of its senior management team and key technical employees. Each of the Company's executive officers, key technical personnel and other employees could terminate his or her relationship with the Company at any time. The loss of any member of the Company's senior management team might significantly delay or prevent the achievement of the Company's business objectives and could materially harm the Company's business and customer relationships. In addition, turnover, particularly on the senior management team, with insufficient development of leadership talent and succession plans, could diminish employee confidence and increase risks for retaining key employees.

Changes in consumer spending and economic conditions may cause the Company's operating results to fluctuate and cause its stock price to decline.

The Company's net revenue and operating results may vary significantly from year-to-year and quarter-to-quarter as well as in comparison to the corresponding quarter of the preceding year. Factors that may cause these variations include:

- unanticipated changes in market and economic conditions;

- periods of uncertain economic conditions, such as inflation, rising interest rates, recessions or economic slowdowns;

- the discretionary nature of consumers' demands and spending patterns;

- variations in the sales of the Company's products to its significant customers;

- variations in manufacturing and supplier relationships;

- if the Company is unable to correctly anticipate and provide for inventory requirements, it may not have sufficient inventory to deliver its products to its customers in a timely fashion or the Company may have excess inventory that it is unable to sell;

- new product developments or introductions;

- product reviews and other media coverage;

- competition, including competitive price pressures; and

- political instability, war (including Russia's invasion of Ukraine and the Israel-Hamas war) or other hostilities, acts of terrorism, public health threats or other disasters.

As a result of any of these factors, the Company's operating results may fluctuate significantly, which may in turn cause its stock price to decline.

Legal, Regulatory and Tax Risks

The Company is subject to a variety of U.S. and foreign laws and regulations that are central to the Company's business; its failure to comply with these laws and regulations could harm the Company's business or operating results.

The Company is or may become subject to a variety of laws and regulations in the United States and abroad that involve matters central to its business, including laws and regulations regarding consumer protection, data privacy and security, advertising, electronic commerce, intellectual property, manufacturing, anti-bribery and anti-corruption, and economic or other trade prohibitions or sanctions. For example, certain governmental authorities regulate the development, manufacture, sale and distribution of certain of our products, and failure to comply with all applicable rules and regulations may adversely impact us. For certain products in our business, government regulations may require detailed inspection of, and controls over, research and development, clinical investigations, product approvals and manufacturing, marketing and promotion, sampling, distribution, record-keeping, storage and disposal practices. Failure to comply with any applicable laws or regulations could result in fines or revocation of our operating permits and licenses or, in rare circumstances, market withdrawal of the product. We may also be dependent on receiving governmental or third-party approvals prior to manufacturing, marketing and shipping certain new products in the future, which may be costly and time-consuming. We cannot be certain that any such products will receive necessary approvals. Also, receipt of approval in one country does not guarantee approval by any other foreign regulatory agency.

In addition, the increasingly global nature of the Company's business operations subjects the Company to domestic and foreign laws and regulations such as the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and similar anti-bribery and anti-corruption laws in other jurisdictions. The Company's products are also subject to U.S. export controls, including the United States Department of Commerce's Export Administration Regulations and various economic and trade sanctions regulations established by the Treasury Department's Office of Foreign Assets Controls.

In the ordinary course of business, the Company collects and otherwise processes personal data and other sensitive information, including proprietary and confidential business data, trade secrets, intellectual property and sensitive third-party data. Our data processing activities presently and may in the future subject us to a variety of stringent and evolving domestic and foreign laws and regulations regarding information security and privacy, such as the California Consumer Privacy Act and the European Union's General Data Protection Regulation. These and similar data protection laws impose significant requirements on the collection, transfer and other processing of personal data, as well as may permit regulators and other stakeholders to seek to impose monetary and non-monetary fines and other penalties for non-compliance. These laws may also limit the ability to transfer personal data across jurisdictional boundaries. We presently or may in the future also have contractual or other (such as through public-facing statements) obligations related to information security and privacy. Compliance with our privacy and information security obligations have and may in the future result in significant expenses (for example due to increased investment in technology and the development of operational processes). We may at times fail (or be perceived to have failed) in our efforts to comply with our information security or privacy obligations. If we or the third parties with whom we work fail or are perceived to have failed, to address or comply with applicable information security or privacy obligations, we could face significant consequences such as enforcement actions, fines, litigation, operational disruptions, loss of customers or sales and other similar adverse events. Any of these events could have a material adverse effect on our reputation, business, or financial condition.

Foreign regulations and changes in trade policies and the political, social and economic conditions in the United States and the foreign countries in which the Company operates its business could affect the Company's revenues and earnings materially and adversely.

The Company has operations in China and derives a significant portion of its revenue from sales of products manufactured by third parties located in China. In addition, third parties located in China and other countries located in the same region produce and supply many of the components and raw materials used in the Company's products. Additionally, a significant portion of the shipping of the Company's finished goods to the United States occurs through Hong Kong. Conducting an international business inherently involves a number of difficulties and risks that could materially and adversely affect the Company's ability to generate revenues and could subject the Company to increased costs. The diplomatic tensions between the United States and China, including over China's enactment of the Hong Kong national security law, create uncertainties for doing business in China, and the risk of additional protectionist trade policies and tariffs or other escalating retaliatory policies, such as the passage of the Hong Kong Autonomy Act in July 2020 and the concurrent U.S. executive order that ended the special economic status afforded to Hong Kong under the United States-Hong Kong Policy Act of 1992, could increase the Company's cost of doing business and adversely affect the Company's business, financial condition and results of operations. Furthermore, it is unclear whether the current U.S. administration will alter the existing trade agreements between China and the U.S. or otherwise modify or impose additional tariffs on imports from China. It is possible that further tariffs may be imposed on the categories of products the Company imports to the United States, or that the Company's business will be affected by retaliatory trade measures taken by China or other countries in response to existing or future tariffs, causing the Company to raise prices or make changes to its operations, any of which could adversely affect demand for the Company's products or increase its costs.

Among the other factors that may adversely affect the Company's revenues and increase its costs are:

- currency fluctuations which could cause an increase in the price of the components and raw materials used in the Company's products and a decrease in its profits;

- Chinese labor laws;

- labor shortages affecting the Company's facilities and its suppliers' manufacturing facilities located in China;

- the elimination or reduction of value-added tax refunds to Chinese factories that manufacture products for export;

- the rise of inflation and substantial economic growth in China;

- more stringent export restrictions in the countries in which the Company operates which could adversely affect its ability to deliver its products to its customers;

- tariffs and other trade barriers, such as import and export duties and quotas, which could make it more expensive for the Company to obtain and deliver its products to its customers;

- increases in shipping costs for the Company's products or other service issues with the Company's third-party shippers, such as global availability of shipping containers and fuel costs;

- political instability and economic downturns globally and in the countries in which the Company operates could adversely affect the Company's ability to obtain its products from its manufacturers or deliver its products to its customers in a timely fashion;

- outbreaks of public health threats affecting the production capabilities of the Company's suppliers, including as a result of quarantines or closures;

- new restrictions on the sale of electronic products containing certain hazardous substances; and

- the laws of China are likely to govern many of the Company's supplier agreements.

Any of the factors described above may materially and adversely affect the Company's revenues and/or increase its operating expenses.

Tariffs or other restrictions placed on the Company's products imported into the United States from China, or any related countermeasures taken by China, could have a material adverse effect on the Company's business, profitability and results of operations.

The Company has operations in China and all of the Company's products are currently manufactured by suppliers in China. Any tariffs or other trade restrictions affecting the import of these products to the United States from China or any retaliatory trade measures taken by China in response to existing or future tariffs could have a material adverse effect on the Company's results of operations going forward. The Company's dependency on its overseas suppliers could exacerbate these and other risks, and any tariffs on the categories of products the Company imports to the United States could negatively affect the demand for such products, increase the cost of components, delay production or affect the Company's ability to compete against competitors who do not manufacture in China or otherwise are not subject to such tariffs.

Effective in September 2018, the United States imposed tariffs of 10% on approximately $200 billion worth of goods imported from China, including categories of products the Company imports from China. These tariffs were increased to 25% effective in May 2019 and were scheduled to further increase to 30% in October 2019, which increases were subsequently delayed indefinitely after an interim deal was reached between the United States and China. Effective in September 2019, the United States imposed additional tariffs on essentially all remaining Chinese-origin imports, including approximately $300 billion worth of goods imported from China ("List 4 products"). Tariffs of 15% were imposed on certain List 4 products effective in September 2019 ("List 4A products"), and the remainder were scheduled to be subject to these tariffs effective in December 2019 ("List 4B products"). In January 2020, the United States and China signed a Phase One Economic and Trade Agreement, pursuant to which the tariff increases on the List 4B products remained suspended and the rate of additional tariffs on the List 4A products was reduced to 7.5%, while all other tariffs remain in place. The effects on the Company of these imposed and proposed tariffs are uncertain because of the dynamic nature of governmental actions and responses, as well as possible exemptions for certain products. If the U.S. and China are able to negotiate the issues to restore a mutually advantageous and fair trading regime, the increased tariffs could be eliminated, but given the uncertainties, including as a result of the recent change in U.S. administrations and any other political changes, there can be no assurance of whether, or when, this will be accomplished. If the currently imposed and proposed tariffs covering the categories of products that the Company imports continue or are increased, and the Company is unable to obtain an exception, it could have a material adverse effect on the Company's business.

Although the Company is monitoring the trade environment and working to mitigate the effects of tariffs through pricing and sourcing strategies, including through ongoing inventory management, the Company cannot be certain how its customers and competitors will react to the actions taken. If the Company determines to pass some or all of these new tariff burdens on to its customers as product price increases in the future, the result may be a degradation of the Company's competitive position and a loss of customers that would adversely affect the Company's operating performance. Additional tariffs imposed by the United States, and any related countermeasures by China, including as a result of the heightened tensions between the United States and China over Hong Kong, could further increase the Company's cost of goods and reduce its gross margins. We cannot predict future trade policy, whether exclusions will be reinstated, or the terms of any renegotiated trade agreements and their impacts on our business. The adoption and expansion of trade restrictions, the occurrence of a trade war, or other governmental action related to tariffs or trade agreements or policies has the potential to further adversely impact demand for our products, our costs, our customers, our suppliers, and the U.S. economy, which in turn could further adversely impact our business, financial condition and results of operations.

Our business involves the potential for product recalls, which could affect our revenue and profitability.

The products that we sell are subject to various mandatory and voluntary standards. As a marketer and distributor of consumer products, we are subject to the Consumer Product Safety Act and the Federal Hazardous Substances Act, which empower the Consumer Products Safety Commission ("CPSC") to seek to exclude from the market those products that are found to be unsafe or hazardous. In addition, the U.S. Food and Drug Administration ("FDA") and other governmental authorities regulate the development, manufacture, sale and distribution of certain of our products. Under certain circumstances, the CPSC, the FDA or other government agencies could require us to repair, replace or refund the purchase price of one or more of our products, or we may voluntarily do so. Any repurchases or recalls of our products could be costly to us and could damage our reputation or the value of our brands. If we are required to remove, or we voluntarily remove our products from the market, our reputation or brands could be tarnished, and we might have large quantities of finished products that could not be sold. Furthermore, failure to timely notify the CPSC, the FDA or other applicable government agencies of a potential safety hazard can result in fines being assessed against us. Additionally, laws regulating certain of our products exist in some states, as well as in other countries in which we sell our products, and more restrictive laws and regulations may be adopted in the future. Our results of operations are also susceptible to adverse publicity regarding the quality and safety of our products. In particular, product recalls may result in a decline in sales for a particular product.

The Company could be exposed to product liability or other claims for which its product liability or other insurance may be inadequate.

A failure of any of the products marketed by the Company may subject it to the risk of product liability claims and litigation arising from injuries allegedly caused by the improper functioning or design of its products. Although the Company currently maintains product liability insurance in amounts which the Company considers adequate, the Company cannot assure that:

- its insurance will provide adequate coverage against potential liabilities;

- adequate product liability insurance will continue to be available in the future; or

- its insurance can be maintained on acceptable terms.

To the extent product liability or other litigation losses are beyond the limits or scope of the Company's insurance coverage, the Company's expenses could materially increase.

Failure to comply with public health, consumer protection and other regulations could affect our reputation, revenue and profitability.

Some jurisdictions require that products be listed by UL, a not-for-profit organization that sets safety standards for products, or other similar recognized laboratories. We endeavor to design our products to meet the certification requirements of, and to be certified in, each of the jurisdictions in which they are sold. Failure to comply with such certification requirements could result in additional re-design expenses, fines, or product liability claims.

The Company's business could be materially and adversely affected if it cannot protect its intellectual property rights or if it infringes on the intellectual property rights of others.

The Company's ability to compete effectively depends on its ability to maintain and protect its proprietary rights. The Company owns the Emerson® and other trademarks, which are materially important to its business, as well as other trademarks, licenses and proprietary rights that are used for certain of the products that it markets and sells. The Company's trademarks are registered throughout the world, including the United States and other countries. The laws of some foreign countries in which the Company operates may not protect the Company's proprietary rights to the same extent as do laws in the United States. The protections afforded by the laws of such countries may not be adequate to protect the Company's intellectual property rights.

Third parties may seek to challenge, invalidate, circumvent or render unenforceable any trademarks, patents or proprietary rights owned by or licensed to the Company. In addition, in the event third-party licensees fail to protect the integrity of the Company's trademarks, the value of these marks could be materially and adversely affected. The Company's inability to protect its proprietary rights could materially and adversely affect the license of its trade names, trademarks and other proprietary rights to third parties as well as its ability to sell its products. Litigation has been and may in the future be necessary to enforce the Company's intellectual property rights, protect the Company's trade secrets and determine the scope and validity of such intellectual property rights. Any such litigation, whether or not successful, could result in substantial costs and diversion of resources and management's attention from the operation of the Company's business.

The Company may receive notices of claims of infringement of other parties' proprietary rights. Such actions could result in litigation and the Company could incur significant costs and diversion of resources in defending such claims. The party making such claims could secure a judgment awarding substantial damages, as well as injunctive or other equitable relief. Such relief could effectively block the Company's ability to make, use, sell, distribute or market its products and services in certain jurisdictions. The Company may also be required to seek licenses to such intellectual property. The Company cannot predict, however, whether such licenses would be available or, if available, that such licenses could be obtained on terms that are commercially reasonable and acceptable to the Company. The failure to obtain the necessary licenses or other rights could delay or preclude the sale, manufacture or distribution of its products and could result in increased costs to the Company.

An information systems interruption or breach in security, including as a result of cyber-attacks, could adversely affect the Company's business, results of operations and reputation.

In the ordinary course of business, the Company maintains sensitive data, including intellectual property, its proprietary business information and that of its customers and suppliers, and personal information related to various constituents. In addition, the Company sells its products through online marketplaces, including Amazon, which may rely upon third-party online payment platform service providers that maintain personal information collected from customers. The secure collection, maintenance, transmission and other processing of information is important to the Company's operations. An interruption or breach in security of the Company's information systems (or those of other parties with whom the Company works) could result in significant data compromise.

Because the techniques (such as viruses and worms, phishing attacks, distributed denial-of-service attacks and ransomware) used to obtain unauthorized access, disable or degrade service, or sabotage systems and other threats (such as software bugs, personnel error or misconduct) change frequently and may be difficult to detect for long periods of time, the Company may be unable to anticipate all techniques and threats or implement adequate preventive measures. In particular, ransomware attacks are becoming increasingly prevalent and severe and we may be unwilling or unable to pay extortion payments. In addition, hardware, software or other applications and systems the Company procures from third parties or uses may contain defects in design or manufacture or other problems (such as, supply chain attacks) that could compromise information security. Unauthorized parties may also attempt to gain access to the Company's systems or facilities through fraud, trickery or other forms of deceiving its employees. Accordingly, the Company may be unable to anticipate these techniques or to implement adequate security barriers or other preventative measures, or if such measures are implemented, and even with appropriate training conducted in support of such measures, may still fail. Remote work has become more common which has increased risk to our information systems and data. The Company's information systems and data may also fail or be compromised for reasons other than a cyberattack such as server malfunctions, software or hardware failures, data loss, telecommunications failures, earthquakes, fire, flood and other similar events.

We take steps designed to detect, mitigate and remediate vulnerabilities in our information systems (such as our hardware and/or software, including that of third parties with whom we work). We may not, however, detect and remediate all such vulnerabilities including on a timely basis. Further, we may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.

It is virtually impossible for the Company to entirely mitigate these risks. A party, whether internal or external, who is able to circumvent the Company's security measures or those of third parties with whom the Company works could misappropriate information. In addition, cyber insurance, if any, may not protect against all of the costs and liabilities arising from a cyber-attack.

Additionally, as cyber-attacks are increasing in frequency, level of sophistication, persistence and intensity, and are being conducted by sophisticated organized groups (such as national states and state-sponsored actors) and individuals with a wide range of motives and expertise, we are vulnerable in the event of cyber-attack. This includes threats to our key customers. If our key customers' websites or systems are disrupted for a considerable amount of time, whether due to a cyber-attack or other disruption, we could experience lost sales to consumers and the key customers' inability to submit new purchase orders, which could result in reduced revenue and profitability. Furthermore, past or future business transactions could expose the Company to information security risks. Any compromise or disruption to the Company's information systems (or those of third parties with whom the Company works) could lead to, significant reputational and financial losses and negatively impact the Company's results of operations, cash flows, financial condition, and liquidity. In addition, an information system breach, disruption or other compromise could result in other negative consequences, including disruption of internal operations, and may subject the Company to private litigation, government investigations, enforcement actions (including fines or penalties), and cause the Company to incur reputational harm, significant liability, damages, or remediation (including notification obligations) costs.

The Company operates its business in jurisdictions where intellectual property theft or compromise is common.

Currently, a majority of the Company's products are manufactured in China. Subject to contractual confidentiality obligations, the Company is required to share significant product design materials with third-parties necessary for the design and manufacture of our products. The Company cannot be sure that its data or intellectual property will not be compromised through cyber-intrusion, theft or other means, particularly when the data or intellectual property is held by partners in foreign jurisdictions. Should the Company's intellectual property be compromised, it may be difficult to enforce the Company's rights in China and other foreign jurisdictions in which the Company operates.

Fluctuations in the Company's tax obligations and effective tax rate and realization of deferred tax assets, including net operating loss carryforwards, may result in volatility of the Company's operating results.

The Company is subject to income taxes in various federal, state, local and certain foreign jurisdictions. The Company records tax expense based on its estimates of future payments, which may include reserves for uncertain tax positions in multiple tax jurisdictions, and valuation allowances related to certain net deferred tax assets, including net operating loss carryforwards. In addition, tax laws in certain jurisdictions may limit the ability to use net operating loss carryforwards upon a change in control. At any one time, many tax years may be subject to audit by various taxing jurisdictions. The results of these audits and negotiations with taxing authorities may affect the ultimate settlement of these issues. In addition, the Company's effective tax rate in a given financial statement period may be materially affected by a variety of factors including but not limited to changes in the mix and level of revenues, varying tax rates in the different jurisdictions in which the Company operates, fluctuations in the valuation allowance, timing of the utilization of net operating loss carryforwards, or by changes to existing accounting rules or regulations. Further, tax legislation or changes in tax rules and regulations or the interpretations thereof may be enacted in the future which could negatively affect the Company's current or future tax structure and effective tax rates. For example, the Organization for Economic Co-operation and Development has introduced a framework to implement a global minimum corporate income tax of 15%, referred to as "Pillar Two." Certain countries in which we operate have enacted legislation to adopt Pillar Two and other countries are considering changes to their tax laws to implement this framework. The EU agreed to implement Pillar Two starting in 2024. Whether, and to what extent, Pillar Two is adopted or enacted by the other jurisdictions in which we operate is uncertain and could increase the cost and complexity on compliance and may adversely affect our global effective tax rate, financial condition and results of operations.

Corporate Governance and Stock Ownership Risks

There is a limited trading market for the Company's common stock and the market price of the Company's common stock is subject to volatility.

The Company's common stock, which trades on the NYSE American, has experienced, and may experience in the future, significant price and volume fluctuations, which could adversely affect the market price of the Company's common stock. For example, the Company believes that recent volatility in the market price of the Company's common stock reflects market and trading dynamics unrelated to the Company's underlying business or macro or industry fundamentals. These fluctuations have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. The Company may continue to incur rapid and substantial increases or decreases in its stock price that may not coincide in timing with the disclosure of news or developments by or affecting the Company. Accordingly, the market price of the Company's common stock may fluctuate dramatically, and may decline rapidly, regardless of any developments in the Company's business. The market price of the Company's common stock may also fluctuate significantly in response to various factors and events, including:

- actual or anticipated variations in operating results and cash flows;

- loss of a key customer, licensee or supplier;

- announcements or events that affect the Company's products, customers, competitors or markets;

- general business conditions in the markets and industry in which the Company competes;

- changes in market valuations of similar companies;

- the increase in the number of individual holders of the Company's common stock and their participation in social media platforms targeted at speculative investing;

- the level of the Company's stock repurchase activity;

- concentration of holdings of the Company's common stock; and

- other events or factors, including those listed under this section entitled "Risk Factors."

In addition, the securities markets may experience significant price and volume fluctuations that affect the market prices of equity securities of many companies due to, among other factors, the actions of market participants or other actions outside of the Company's control, including general market volatility caused by any surges in demand, high inflation, rising interest rates and bank failures. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Disruptions may re-emerge, and broad market and industry fluctuations, as well as general economic, political, regulatory and market conditions, may negatively impact the market price of the Company's common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. The Company may be the target of this type of litigation in the future, which could result in substantial costs and divert management's attention.

The Company is a "controlled company" within the meaning of the NYSE American rules and, as a result, qualifies for, and relies on, exemptions from certain corporate governance requirements. As a result, the Company's shareholders do not have the same protections afforded to shareholders of companies that are subject to such requirements.

Nimble Holdings Company Limited ("Nimble"), formerly known as The Grande Holdings Limited, through one of its indirect subsidiaries, is the beneficial owner of approximately 72.4% of the Company's outstanding common stock as of March 31, 2024. As a result, the Company is a "controlled company" within the meaning of the NYSE American Company Guide (the "Company Guide"). Under the NYSE American rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain NYSE American corporate governance requirements, including the requirements that:

- a majority of the Company's Board of Directors ("the Board") consist of independent directors;

- the Company has a nominating committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and

- the Company has a compensation committee that is composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

The Company has elected to use certain of these exemptions and the Company may continue to use all or some of these exemptions in the future for so long as the Company is a controlled company. The Board acts as the nominating committee and compensation committee and determines the compensation and benefits of the Company's executive officers, administers its employee stock and benefit plans, as may be in effect from time to time, and reviews policies relating to the compensation and benefits of its employees. Although all members of the Board have fiduciary obligations in connection with compensation matters, the Company's lack of an independent compensation committee presents the risk that any executive officers who are also directors may have influence over their personal compensation and benefits levels that may not be commensurate with the Company's financial performance. Accordingly, shareholders of the Company do not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NYSE American.

The controlling ownership of the Company's common stock by an indirect subsidiary of Nimble substantially reduces the influence of other stockholders, and the interests of Nimble may conflict with the interests of the Company's other stockholders.

Nimble, through one of its indirect subsidiaries, is the beneficial owner of approximately 72.4% of the Company's outstanding common stock as of March 31, 2024. As a result, Nimble will be able to exert significant influence over the Company's business and have the ability to control the approval process for actions by the Company that require stockholder approval, including: the election of the Company's directors and the approval of mergers, sales of assets or other significant corporate transactions or matters submitted for stockholder approval. Nimble may have interests that differ from your interests and may cause the shares in the Company beneficially owned by Nimble to be voted in a way with which you disagree and that may be adverse to your interests. In addition, several provisions of the Company's organizational documents and Delaware law may deter or prevent a takeover attempt, including a takeover attempt in which the potential purchaser offers to pay a per share price greater than the current market price of the Company's common stock. Under the terms of the Company's certificate of incorporation, the Board has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction. They could also have the effect of discouraging others from making tender offers for the Company's common stock, including transactions that may be in your best interests.

The Company's bylaws designate the Court of Chancery of the State of Delaware or the federal district courts in Delaware as the exclusive forum for certain litigation that may be initiated by the Company's stockholders, which could limit stockholders' ability to have certain claims heard in any other judicial forum.

Pursuant to the Company's corporate bylaws, as amended (the "bylaws"), unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action or proceeding brought on behalf of the Company; (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company or any stockholder to the Company or the Company's stockholders; (iii) any action or proceeding asserting a claim against the Company or any current or former director, officer or other employee of the Company or any stockholder arising pursuant to any provision of the General Corporation Law of Delaware or the Company's certificate of incorporation or bylaws (as each may be amended from time to time); (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Company's certificate of incorporation or bylaws (including any right, obligation or remedy thereunder); (v) any action or proceeding as to which the General Corporation Law of Delaware confers jurisdiction to the Court of Chancery of the State of Delaware; and (vi) any action asserting a claim against the Company or any director, officer or other employee of the Company or any stockholder, governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court's having personal jurisdiction over the indispensable parties named as defendants. This forum selection clause in the Company's bylaws does not apply to suits brought to enforce a duty or liability created by the Exchange Act, or any other claim for which the federal courts of the United States of America have exclusive jurisdiction. The bylaws further provide, that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. In addition, the bylaws provide that any person or entity holding, owning or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to these provisions. The forum selection clause in the Company's bylaws may limit stockholders' ability to have certain claims heard in any court other than in the Court of Chancery or the federal district courts in Delaware.

Item 1B.   *UNRESOLVED STAFF COMMENTS*

Not applicable.

Item 1C.   *CYBERSECURITY*

Risk management and strategy

We have implemented and maintain various information security processes designed to identify, assess and manage material risks from cybersecurity threats to our critical computer networks, third party hosted services, communications systems, hardware and software, and our critical data, including intellectual property, and confidential information that is proprietary, strategic or competitive in nature, ("Information Systems and Data").

Our information technology ("IT") department helps identify, assess and manage the Company's cybersecurity threats and risks. Our IT department identifies and assesses risks from cybersecurity threats by monitoring and evaluating our threat environment using various methods including, for example, using manual tools and conducting threat assessments designed to identity internal and external threats.

Depending on the environment, we implement and maintain various technical, physical, and organizational measures, processes, standards and policies designed to manage and mitigate material risks from cybersecurity threats to our Information Systems and Data, including, for example, conducting risk assessments and maintaining business continuity and disaster recovery plans.

Our assessment and management of material risks from cybersecurity threats are integrated into the Company's overall risk management processes. For example, cybersecurity risk is addressed as a component of the Company's enterprise risk management program. The IT department works with Company management to prioritize our risk management processes and mitigate cybersecurity threats that are more likely to lead to a material impact to our business. Our senior management evaluates material risks from cybersecurity threats against our overall business objectives and reports to the Board, which evaluates our overall enterprise risk.

We use third-party service providers to perform a variety of functions throughout our business, such as internet hosting companies, distributors, and supply chain resources. Depending on the nature of the services provided, the sensitivity of the Information Systems and Data at issue, and the identity of the provider, our vendor management process may involve different levels of assessment designed to help identify cybersecurity risks associated with any particular provider.

For a description of the risks from cybersecurity threats that may materially affect the Company and how they may do so, see our risk factors under Part 1. Item 1A. Risk Factors in this Annual Report on Form 10-K, including "An information systems interruption or breach in security, including as a result of cyber-attacks, could adversely affect the Company's business, results of operations and reputation."

Governance

Our Board addresses the Company's cybersecurity risk management as part of its general oversight function. The audit committee of the Board (the "Audit Committee") is responsible for overseeing the Company's risk management processes, including oversight of mitigation of risks from cybersecurity threats.

Our cybersecurity risk assessment and management processes are implemented and maintained by certain Company management, including our Chief Operating Officer ("COO"). Our COO, assisted by our Senior Vice President for Operations, is responsible for hiring appropriate personnel, helping to integrate cybersecurity risk considerations into the Company's overall risk management strategy, and communicating key priorities to relevant personnel. Our COO and Senior VP for Operations are responsible for reviewing security assessments and other security-related reports.

Our cybersecurity incident response processes are designed to escalate certain cybersecurity incidents to members of management depending on the circumstances, including our COO.

The Board may receive reports from our IT Department and/or Management concerning the Company's significant cybersecurity threats and risk and the processes the Company has implemented to address them.

Item 2.   *PROPERTIES*

Not applicable.

Item 3.   *LEGAL PROCEEDINGS*

Information with respect to this Item 3 may be found under the heading "Legal Proceedings" in Note 11 to the consolidated financial statements in this report, which information is incorporated into this Item 3 by reference.

Item 4.   *MINE SAFETY DISCLOSURES*

Not applicable.

Item 5. ***MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES***

(a) Market Information

The Company's common stock began trading on the American Stock Exchange under the symbol MSN on December 22, 1994, and currently trades on the NYSE American under the same symbol.

There is no established trading market for the Company's Series A convertible preferred stock, whose conversion feature expired as of March 31, 2002.

(b) Holders

At June 14, 2024, there were 154 stockholders of the Company's common stock whose shares were registered with the Company's transfer agent. Such number does not include beneficial owners holding the Company's common stock through nominee names.

(c) Dividends

The Company has not paid cash dividends on its common stock since an extraordinary dividend paid on September 30, 2014, and does not currently plan to declare dividends on its common stock in the foreseeable future. The payment of dividends, if any, would be at the discretion of the Board and would depend on the Company's results of operations, capital requirements, financial condition, prospects, contractual arrangements, and other factors that the Board may deem relevant.

Item 6. ***[RESERVED]***

Item 7. ***MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS***

The following discussion of the Company's operations and financial condition should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K. In addition to historical information, the following discussion contains forward-looking statements that reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those contained in or implied by any forward-looking statements. Factors that could cause or contribute to these differences include those under Item 1A – "Risk Factors" and "Forward-Looking Information" and in other parts of this Annual Report on Form 10-K.

In the following discussion, most percentages and dollar amounts have been rounded to aid presentation. As a result, all figures are approximations.

Results of Operations:

The following table summarizes certain financial information for the fiscal years ended March 31, 2024 and 2023 (in thousands):

| | Twelve Months Ended March 31, | |
	2024	2023
Net product sales	$ 8,677	$ 6,075
Licensing revenue	218	372
Royalty income	175	730
Net revenues	**9,070**	**7,177**
Cost of sales	7,506	5,076
Selling, general and administrative expenses	4,963	4,197
Operating loss	**(3,399)**	**(2,096)**
Settlement of litigation	3,100	-
Interest income, net	1,155	702
Income from governmental assistance program	-	34
Income (loss) before income taxes	**856**	**(1,360)**
Provision for income taxes	90	-
Net income (loss)	$ **766**	$ **(1,360)**

Results of Operations — Fiscal 2024 compared with Fiscal 2023

__Net product sales__ — Net product sales are comprised primarily of the sales of houseware and audio products which bear the Emerson® brand name. Net product sales for fiscal 2024 were $8.7 million as compared to $6.1 million for fiscal 2023, an increase of $2.6 million, or 42.8%. The Company's sales were highly concentrated among three customers - Walmart, Amazon and Fred Meyer - representing in the aggregate approximately 85.8% and 90.2% of the Company's total gross product sales in fiscal 2024 and fiscal 2023, respectively. The increase in net product sales during fiscal 2024 compared to fiscal 2023 was primarily driven by increased consumer demand for all of the Company's products. Net product sales may be periodically impacted by adjustments made to the Company's sales allowance and marketing support accrual to record unanticipated customer deductions from accounts receivable or to reduce the accrual by any amounts which were accrued in the past but not taken by customers through deductions from accounts receivable within a certain time period. In the aggregate, these adjustments had the effect of increasing net product sales and operating income by approximately $20,000 and $45,000 for fiscal 2024 and fiscal 2023, respectively. The major elements which contributed to the overall increase in net product sales were as follows:

i)   Houseware product net sales were $2.9 million in fiscal 2024 compared to $1.7 million in fiscal 2023, an increase of $1.2 million, or 76.5%, principally driven by increased sales of microwave ovens and the re-introduction of refrigerators.

ii)   Audio product net sales were $5.7 million in fiscal 2024 compared to $4.4 million in fiscal 2023, an increase of $1.3 million, or 30.2%, resulting from new clock radios introduced to the market.

__Business operations__ — The Company expects to continue to expand its existing distribution channels and to develop and promote new products with retailers in the U.S and Mexico. The Company is also continuing to invest in products and marketing activities to expand its sales through internet and ecommerce channels. These efforts require investments in appropriate human resources, media marketing and development of products in various categories in addition to the traditional home appliances and audio products on which the Company has historically focused. The Company also is continuing its efforts to identify strategic courses of action related to its licensing activities, including seeking new licensing relationships. The Company has engaged each of LMCA and GLSL as an agent to assist in identifying and procuring potential licensees.

Emerson's success is dependent on its ability to anticipate and respond to changing consumer demands and trends in a timely manner, as well as expanding into new markets and sourcing new products that are profitable to the Company. Geo-political factors may also affect the Company's operations and demand for the Company's products, which are subject to customs requirements and to tariffs and quotas set by governments through mutual agreements and bilateral actions. The Company expects that U.S. tariffs on categories of products that the Company imports from China, and China's retaliatory tariffs on certain goods imported from the United States, as well as modifications to international trade policy, will continue to affect its product costs going forward. If no mitigation steps are taken, or the mitigation is unsuccessful, the combination of tariffs will result in significantly increased annualized costs to the Company as all of the Company's products are currently manufactured by suppliers in China. Although the Company is monitoring the trade and political environment and working to mitigate the possible effect of tariffs with its suppliers as well as its customers through pricing and sourcing strategies, the Company cannot be certain how its customers and competitors will react to the actions taken. In addition, heightened tensions between the United States and China over Hong Kong and any resulting retaliatory policies may affect our operations in Hong Kong. At this time the Company is unable to quantify possible effects on its costs arising from the new tariffs, which are expected to increase the Company's inventory costs and associated costs of sales as tariffs are incurred, and some costs may be passed through to the Company's customers as product price increases in the future. However, if the Company is unable to successfully pass through the additional costs or otherwise mitigate the effects of these tariffs, or if the higher prices reduce demand for the Company's products, it will have a negative effect on the Company's product sales and gross margins.

In light of the adverse macroeconomic conditions domestically and internationally, the Company has implemented certain cost-reduction actions intended to reduce expenditures. However, the environment remains uncertain and demand for the Company's products remains competitive and requires actions to continue carefully managing inventory. Accordingly, current results and financial condition discussed herein may not be indicative of future operating results and trends.

For more information on risks associated with the Company's operations, please see the risk factors within Part I, Item 1A, "Risk Factors" in this Annual Report on Form 10-K.

Legal Proceedings — On October 10, 2023, the US District Court for the District of Delaware granted final judgment in favor of the Company in its trademark infringement lawsuit against air conditioning and heating products provider Emerson Quiet Kool and wholesaler Home Easy (the "defendants"). Among other things, the court order issues an injunction and directs the US Patent and Trademark Office to cancel the defendants' existing and proposed "Emerson Quiet Kool" trademarks and prohibits defendants from registering or applying to register, or using the same mark or any other mark or name containing the word "Emerson" going forward. The total judgment awarded to the Company has increased from approximately $6.5 million to approximately $10.4 million, inclusive of disgorgement of wrongful profits, attorney's fees and enhanced damages. The aggregate award to the Company also includes the $4.1 million of advanced deposits previously paid to the Company. The $4.1 million of advanced deposits was reduced by approximately $1 million of incurred legal fees. The remaining balance of $3.1 million was released by the Company to other income during the quarter ended September 30, 2023. Like any judgement, there is no guarantee that the Company will be able to collect the entire judgement or if it is able to collect, how soon it will be able to do so. The defendants have filed separate bankruptcy petitions in the US Bankruptcy Court for the District of New Jersey, and there is no guarantee that those bankruptcy proceedings will not have any effect on the ability of the Company to collect the judgement. The Company is not currently a party to any other legal proceedings other than litigation matters, in most cases involving ordinary and routine claims incidental to its business. Management cannot estimate with certainty the Company's ultimate legal and financial liability with respect to such pending litigation matters. However, management believes, based on its examination of such matters, that the Company's ultimate liability will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

Licensing revenue — Licensing revenue in fiscal 2024 was approximately $218,000 as compared to approximately $372,000 for fiscal 2023, a decrease of $154,000, or 41.5%. The decrease was primarily due to the expiration of a license agreement on December 31, 2022. This was partially offset by the license revenue generated from a new license agreement signed in fiscal 2024.

Royalty income—The Company recorded royalty income in fiscal 2024 of $175,000 as compared to $730,000 in fiscal 2023. The royalty income was derived from inventory sell-off agreements made with customers of Emerson Quiet Kool.

Net revenues —The Company's net revenues were approximately $9.1 million for fiscal 2024 as compared to $7.2 million for fiscal 2023, an increase of $1.9 million, or 26.4%, which was driven primarily by the increase in audio and houseware product net sales, offset by the decreases in royalty income and licensing revenue.

Cost of sales — Cost of sales includes the components described in Note "1 - Significant Accounting Policies-"*Cost of Sales*" in the Notes to the Consolidated Financial Statements. In absolute terms, cost of sales increased approximately $2.4 million, or 47.9%, to $7.5 million in fiscal 2024 as compared to $5.1 million in fiscal 2023. The increase in absolute terms for fiscal 2024 as compared to fiscal 2023 was primarily related to the increase in net product sales and by higher year-over-year gross cost of sales as a percentage of gross sales. The increase in gross cost of sales as a percentage of gross sales for fiscal 2024 as compared to fiscal 2023 was primarily related to the change in the product mix of audio products compared to houseware products.

__Selling, general and administrative expenses ("SG&A")__ — SG&A, as a percentage of net revenues, was 54.7% in fiscal 2024 as compared to 58.5% in fiscal 2023. In fiscal 2024 SG&A, in absolute terms, was approximately $5.0 million and in fiscal 2023 SG&A, in absolute terms, was approximately $4.2 million, an increase of $0.8 million, or 18.3%. In fiscal 2024 and fiscal 2023, the Company identified approximately $216,000 and $784,000, respectively, in legal fees incurred in the pursuit of $4.1 million in advanced deposits from Emerson Quiet Kool. The Company applied those legal fees against the advanced deposit of $4.1 million which was reduced to $3.1 million. In September 2023, the remaining balance of $3.1 million was taken to income after a judgement affirmation by the U.S. Court of Appeals for the Third Circuit. See "Settlement of litigation" below and "Note 11 - Legal Proceedings" in the Notes to the Consolidated Financial Statements. Legal fees during fiscal 2024 were approximately $729,000 as compared to approximately $479,000 during fiscal 2023. The Company incurred an increase in compensation costs of approximately $254,000, an increase in auditing fees of approximately $92,000, an increase in advertising expense of approximately $84,000, an increase in bad debt expense of approximately $60,000 and an increase in sales commissions of approximately $40,000.

__Settlement of litigation__ — Based on a judgement affirmation by the U.S. Court of Appeals for the Third Circuit, the Company recorded income of $3.1 million, which was the remaining balance of the advanced deposits as of September 30, 2023. See "Note 11 - Legal Proceedings" in the Notes to the Consolidated Financial Statements.

__Interest income, net__ — Interest income, net, was approximately $1,155,000 in fiscal 2024 as compared to approximately $702,000 in fiscal 2023, resulting from an increase in interest rates earned on the Company's term deposits during fiscal 2024.

__Income from governmental assistance program__ — During fiscal 2024, the Company recorded income of nil related to a governmental assistance program. During fiscal 2023, the Company recorded income of approximately $34,000 received from the Hong Kong government under a program called the Employment Support Scheme ("ESS"). See "Note 15 - Governmental Assistance Program" in the Notes to the Consolidated Financial Statements.

__Provision for income tax expense__ — The Company recorded approximately $90,000 of income tax expense during fiscal 2024 and recorded its non-income based state taxes of approximately $9,000 to S,G&A according to ASU 2019-12. In fiscal 2023, the Company recorded no income tax expense and recorded its non-income based state taxes of approximately $7,000 to S,G&A according to ASU 2019-12. See Note 5 "Income Taxes" in the Notes to the Consolidated Financial Statements.

__Net income (loss)__ — As a result of the foregoing factors, the Company recorded net income of approximately $766,000 for fiscal 2024 as compared to a net loss of $1.36 million for fiscal 2023.

Liquidity and Capital Resources

General

As of March 31, 2024, the Company had cash and cash equivalents of approximately $19.9 million as compared to approximately $25.3 million at March 31, 2023. Working capital increased to $26.6 million at March 31, 2024 as compared to $26.4 million at March 31, 2023. The decrease in cash and cash equivalents of approximately $5.3 million is set out in "Cash Flows" below.

Cash Flows

Net cash used by operating activities was approximately $5.3 million for fiscal 2024, compared to approximately $0.3 million for fiscal 2023, resulting from a $3.3 million decrease in advanced deposits, a $3.1 million increase in inventory and a $0.4 million decrease in income taxes payable partially offset by $0.8 million of income generated during the period, a $0.5 million increase in accounts payable and other current liabilities and a $0.2 million decrease in licensing receivable.

Net cash used by investing activities was approximately $119,000 for fiscal 2024, compared to nil for fiscal 2023, primarily due to additions to property and equipment.

Net cash used by financing activities was approximately $1,000 for fiscal 2024 and approximately $2,000 for fiscal 2023 due to reductions in the Company's finance lease liabilities.

Credit Arrangements

Letters of Credit — The Company utilizes the services of one of its banks to issue secured letters of credit on behalf of the Company, as needed, on a 100% cash collateralized basis. At March 31, 2024 and March 31, 2023, the Company had no letters of credit outstanding.

Short-term Liquidity

The Company's principal existing sources of cash are generated from operations. The Company believes that its cash on hand and existing sources of cash will be sufficient to support its existing operations over the next 12 months.

Historically, a significant percentage of the Company's product sales were made under the Direct Import Program. The direct importation of product by the Company to its customers can significantly benefit the Company's liquidity because this inventory does not need to be financed by the Company. In fiscal 2024, approximately 12% of the Company's product sales were imported directly to the Company's customers. In fiscal 2023, approximately 16% of the Company's product sales were imported directly to the Company's customers.

As of March 31, 2024, there were no capital expenditure or other commitments other than the normal purchase orders used to secure product.

Off-Balance Sheet Arrangements

As of March 31, 2024, the Company did not have any off-balance sheet arrangements as defined under the rules of the SEC.

Legal Matters

The Company is subject to various legal proceedings, the outcomes of which are inherently uncertain. The Company records any potential gains related to legal proceedings only after cash is collected. The Company records a liability when it is probable that a loss has been incurred and the amount is reasonably estimable, the determination of which requires significant judgment. Resolution of legal matters in a manner inconsistent with management's expectations could have a material impact on our financial condition and operating results. See "Note 11 - Legal Proceedings" in the Notes to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with accounting principles that are generally accepted within the United States. The preparation of the Company's financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management considers certain accounting policies related to inventories, trade accounts receivables, impairment of long-lived assets, valuation of deferred tax assets, sales return reserves and sales allowance accruals to be critical policies due to the estimation processes involved in each.

***Revenue recognition*:** Sales to customers and related cost of sales are primarily recognized at the point in time when control of goods transfers to the customer. Under the Direct Import Program, title passes in the country of origin. Under the Domestic Program, title passes primarily at the time of shipment. Under both programs, the Company recognizes revenues at the time title passes to the customer as this is when the Company satisfies its performance obligation under the contracts with its customers. Estimates for future expected returns are based upon historical return rates and netted against revenues.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Revenue is recorded net of customer discounts, promotional allowances, volume rebates and similar charges. When the Company offers the right to return product, historical experience is utilized to establish a liability for the estimate of expected returns. Sales and other tax amounts collected from customers for remittance to governmental authorities are excluded from revenue.

The Company adopted ASC topic 606 effective April 1, 2018. Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

Inventory. Inventory is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out basis and includes inventory purchase costs and allocated overhead. The Company records valuation adjustments for the excess cost of inventory over the estimated net realizable value. Valuation adjustments for slow-moving and obsolete inventory are calculated on an individual product basis based on physical inspection of the product in connection with a physical inventory, review of slow-moving products, forecasted sales, and consideration of active marketing programs.

Trade Accounts Receivable. The Company extends credit based upon evaluations of a customer's financial condition and provides for any anticipated credit losses in the Company's financial statements based upon management's estimates and ongoing reviews of recorded allowances. If the financial condition of a customer deteriorates, resulting in an impairment of that customer's ability to make payments, additional reserves may be required. Conversely, reserves are reduced to reflect credit and collection improvements.

Income Taxes. The Company records a valuation allowance to reduce the amount of its deferred tax assets to the amount that management estimates is more likely than not to be realized. While management considers future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance, in the event that management determines that a deferred tax asset will likely be realized in the future in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, if it is determined that all or part of a net deferred tax asset will likely not be realized in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made.

Sales Return Reserves. Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for the Company's products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve.

Sales Allowance and Marketing Support Accruals. Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 606, "Revenue from Contracts with Customers".

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 606, "Revenue from Contracts with Customers," (i) sales incentives offered to customers that meet the criteria for accrual and (ii) an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers, which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items, because that percentage of shipped revenue fails to meet the collectability criteria within ASC topic 606.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

Accounting Pronouncements

The following ASU was issued by the FASB which relate to or could relate to the Company as concerns the Company's normal ongoing operations or the industry in which the Company operates.

Accounting Standards Update 2016-13 "Financial Instruments – Credit Losses" (Issued June 2016)

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2022. The adoption did not have a material impact on its financial statements.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Not applicable.

Item 8.   *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

<u>*Index to Consolidated Financial Statements*</u>

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Stockholders
of Emerson Radio Corp. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Emerson Radio Corp. and Subsidiaries (the "Company") as of March 31, 2024, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for the one year in the period ended March 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024, and the results of their operations and its cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

The critical audit matters communicated are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved are especially challenging, subjective, or complex judgements. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements.

We determined that there are no critical audit matters.

/s/ GRASSI & CO., CPAs, P.C.

We have served as the Company's auditor since 2024.

Jericho, New York
June 27, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: the Board of Directors and Stockholders of Emerson Radio Corp. and Subsidiaries

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Emerson Radio Corp. and Subsidiaries (the "Company") as of March 31, 2023, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for the one year in the period ended March 31, 2023, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2023, and the results of their operations and their cash flows for the one year in the period ended March 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below arise from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relates.

Inventories

As described in Note 1 of the consolidated financial statements, the Company values inventory at the lower of cost or net realizable value (determined on a first-in, first-out basis) and includes inventory purchase costs and allocated overhead. The Company records valuation adjustments for the excess cost of inventory over the estimated net realizable value. Valuation adjustments for slow-moving and obsolete inventory are calculated on an individual product basis based on physical inspection of the product in connection with a physical inventory, review of slow-moving products, forecasted sales, and consideration of active marketing programs.

We identified valuation adjustments for slow-moving and obsolete inventories as a critical audit matter because of the significant judgment required by management in developing its assumptions about forecasted consumption and sales, and in determining the estimated net realizable value adjustments applied to individual inventory items. Testing management's assumptions and estimates used in calculating the valuation adjustments required a high degree of auditor judgment.

The primary procedures we performed to address this critical audit matter included:

- We tested the reliability of system-generated reports used by management on a sample basis by agreeing the selected items to the underlying records.
- We observed the physical condition of inventories during physical inventory counts.
- We tested the accuracy of the valuation adjustments by selecting a sample of inventory items and recalculating the estimated net realizable value based upon subsequent period transactions.

- We tested the reasonableness of management's assumptions about forecasted sales by:
  - Performing a retrospective review to assess management's estimated percentages by comparing the prior year inventory to current year consumption and sales.
  - Corroborating the assumptions related to slow-moving products and forecasted sales with management.

/s/ MSPC
Certified Public Accountants and Advisors, A Professional Corporation

We have served as the Company's auditor from 2005 through September 30, 2023.

New York, New York

June 27, 2024

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For The Years Ended March 31, 2024 and 2023
(In thousands, except per share data)

	2024	2023
Net revenues:		
Net product sales	$ 8,677	$ 6,075
Licensing revenue	218	372
Royalty income	175	730
Net revenues	9,070	7,177
Costs and expenses:		
Cost of sales	7,506	5,076
Selling, general and administrative expenses	4,963	4,197
Total cost of sales and SG&A	12,469	9,273
Operating loss	(3,399)	(2,096)
Other income:		
Settlement of litigation	3,100	—
Interest income, net	1,155	702
Income from governmental assistance program	—	34
Income (loss) before income taxes	856	(1,360)
Provision for income tax expense	90	—
Net income (loss)	766	(1,360)
Basic income (loss) per share	$ 0.04	$ (0.06)
Diluted income (loss) per share	$ 0.04	$ (0.06)
Weighted average shares outstanding		
Basic	21,042,652	21,042,652
Diluted	21,042,652	21,042,652

The accompanying notes are an integral part of the consolidated financial statements.

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of March 31, 2024 and 2023
(In thousands)

	March 31, 2024	March 31, 2023
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 19,890	$ 25,268
Accounts receivable, net	1,343	1,165
Licensing receivable	37	245
Inventory	6,953	3,813
Prepaid purchases	107	247
Prepaid expenses and other current assets	274	357
Total Current Assets	28,604	31,095
Non-Current Assets:		
Property and equipment, net	95	1
Right-of-use asset-operating leases	282	200
Right-of-use asset-finance leases	—	1
Other assets	84	74
Total Non-Current Assets	461	276
Total Assets	$ 29,065	$ 31,371
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and other current liabilities	1,158	641
Due to affiliate	1	1
Short-term operating lease liability	93	139
Short-term finance lease liability	—	1
Income tax payable, current portion	531	401
Advanced deposits	—	3,316
Deferred revenue	191	149
Total Current Liabilities	1,974	4,648
Non-Current Liabilities:		
Long-term operating lease liability	198	62
Income tax payable	668	1,202
Total Non-Current Liabilities	866	1,264
Total Liabilities	$ 2,840	$ 5,912
Shareholders' Equity:		
Series A Preferred shares — 10,000,000 shares authorized; 3,677 shares issued and outstanding; liquidation preference of $3,677,000	3,310	3,310
Common shares — $0.01 par value, 75,000,000 shares authorized; 52,965,797 shares issued at March 31, 2024 and 2023, respectively; 21,042,652 shares outstanding at March 31, 2024 and 2023, respectively	529	529
Additional paid-in capital	79,792	79,792
Accumulated deficit	(24,205)	(24,971)
Treasury stock, at cost (31,923,145 shares at March 31, 2024 and 2023, respectively)	(33,201)	(33,201)
Total Shareholders' Equity	26,225	25,459
Total Liabilities and Shareholders' Equity	$ 29,065	$ 31,371

The accompanying notes are an integral part of the consolidated financial statements.

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For The Years Ended March 31, 2024 and 2023
(In thousands)

	Preferred Stock		Common Stock					
	Number of Shares	Preferred Value	Number of Shares	Par Value	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total Shareholders' Equity
Balance — March 31, 2022	3,677	$ 3,310	52,965,797	$ 529	$ 79,792	$ (23,611)	$ (33,201)	$ 26,819
Net loss	—	—	—	—	—	(1,360)	—	(1,360)
Balance — March 31, 2023	3,677	$ 3,310	52,965,797	$ 529	$ 79,792	$ (24,971)	$ (33,201)	$ 25,459
Net loss	—	—	—	—	—	766	—	766
Balance — March 31, 2024	3,677	$ 3,310	52,965,797	$ 529	$ 79,792	$ (24,205)	$ (33,201)	$ 26,225

The accompanying notes are an integral part of the consolidated financial statements

EMERSON RADIO CORP. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For The Years Ended March 31, 2024 and 2023

	2024	2023
	(In thousands)	
Cash Flows from Operating Activities:		
Net income (loss)	$ 766	$ (1,360)
Adjustments to reconcile net loss to net cash (used) by operating activities:		
Non-cash lease expense	167	204
Depreciation and amortization	25	1
Changes in assets and liabilities:		
Accounts receivable	(178)	129
Licensing receivable	208	(245)
Inventory	(3,140)	(1,701)
Prepaid purchases	140	(106)
Prepaid expenses and other current assets	83	33
Other assets	(10)	16
Accounts payable and other current liabilities	517	(117)
Right of use assets-operating	(248)	—
Short term lease liabilities	(46)	(72)
Long term lease liabilities	136	(139)
Due to affiliate	—	1
Income taxes payable	(404)	(205)
Advanced deposits	(3,316)	3,316
Deferred revenue	42	(61)
Net cash (used) by operating activities	(5,258)	(306)
Cash Flows From Investing Activities:		
Proceeds from sale of short-term investments	18,505	—
Purchases of short-term investments	(18,505)	—
Additions to property and equipment	(119)	—
Net cash (used) by investing activities	(119)	—
Cash Flows from Financing Activities:		
Short term finance liability	(1)	—
Long term finance liability	—	(2)
Net cash (used) by financing activities	(1)	(2)
Net (decrease) in cash and cash equivalents	(5,378)	(308)
Cash and cash equivalents at beginning of the year	25,268	25,576
Cash and cash equivalents at end of the year	$ 19,890	$ 25,268
Supplemental disclosure of non-cash investing and financing activities:		
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 248	$ —
Supplemental disclosures:		
Cash paid for:		
Interest	$ 5	$ 10
Income taxes	$ 478	$ 205

The accompanying notes are an integral part of the consolidated financial statements

EMERSON RADIO CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — SIGNIFICANT ACCOUNTING POLICIES:

Description of the Business

The consolidated financial statements include the accounts of Emerson Radio Corp. ("Emerson", consolidated — the "Company"), and its subsidiaries. The Company designs, sources, imports and markets a variety of houseware and consumer electronic products, and licenses the Emerson trademark for a variety of products domestically and internationally.

Basis of Presentation and Principals of Consolidation

It is the Company's policy to prepare its consolidated financial statements in conformity with accounting principles generally accepted in the United States ("US GAAP"). The consolidated financial statements include the accounts of the Company and its wholly-owned or controlled subsidiaries. All significant intercompany accounts and transactions have been eliminated in the consolidation.

Certain items in prior year financials may have been reclassified to conform to current year presentation. In fiscal 2023, the Consolidated Statement of Operations presented licensing revenue as $1,102,000 which included royalty revenue of $730,000 and licensing revenue of approximately $372,000. In fiscal 2023, the Consolidated Statement of Cash Flows presented long term lease liabilities as a usage of cash of approximately $141,000 and has been adjusted to a usage of cash of approximately $139,000. Also in fiscal 2023, the Consolidated Statement of Cash Flows presented long term finance liability as nil and has been adjusted to a usage of cash of approximately $2,000.

Use of Estimates

The preparation of the Company's financial statements requires management to make estimates and judgements which affect the reported amounts of assets, liabilities, revenues and expenses. Management considers certain accounting policies related to inventory, trade accounts receivables, impairment of long-lived assets, valuation of deferred tax assets, sales return reserves and sales allowance accruals to be critical policies due to the estimation processes involved in each. Actual results could differ from those estimates.

Cash and Cash Equivalents

Highly liquid investments with original maturities of three months or less at the time of purchase are considered to be cash equivalents.

Fair Values of Financial Instruments

The carrying amounts for cash and cash equivalents, trade accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturity of these financial instruments.

Long-Lived Assets

The Company's long-lived assets include property and equipment. At March 31, 2024, the Company had approximately $95,000 of property and equipment, net of accumulated depreciation. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with ASC Topics 350 "Intangibles" and 360 "Property, Plant and Equipment". The recoverability of assets held and used is measured by a comparison of the carrying amount of the asset to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Future events could cause the Company to conclude that impairment indicators exist and that long-lived assets may be impaired. If impairment is deemed to exist, the asset will be written down to fair value. Any such impairment loss could have a material adverse impact on the Company's financial condition and results of operations.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets being depreciated. The cost of maintenance and repairs is charged to expense as incurred. Significant renewals and betterments are capitalized and depreciated over the remaining estimated useful lives of the related assets. At time of disposal, the cost and related accumulated depreciation are removed from the Company's records and the difference between net carrying value of the asset and the sale proceeds is recorded as a gain or loss.

Depreciation of property and equipment is provided by the straight-line method as follows:

• Computer, Equipment and Software	Three years to seven years
• Furniture and Fixtures	Seven years
• Molds	Three years

Revenue Recognition

Distribution of products

Revenue recognition: Sales to customers and related cost of sales are primarily recognized at the point in time when control of goods transfers to the customer. The Company recognizes revenues at the time title passes to the customer as this is when the Company satisfies its performance obligation under the contracts with its customers. Under the Direct Import Program, title passes in the country of origin. Under the Domestic Program, title passes primarily at the time of shipment. Estimates for future expected returns are based upon historical return rates and netted against revenues.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring goods. Revenue is recorded net of customer discounts, promotional allowances, volume rebates and similar charges. When the Company offers the right to return product, historical experience is utilized to establish a liability for the estimate of expected returns. Sales and other tax amounts collected from customers for remittance to governmental authorities are excluded from revenue.

Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for the Company's products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve.

The Company adopted ASC topic 606. Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized. Prior to the adoption of ASC topic 606, the Company followed the provisions of ASC topic 605. The adoption of ASC topic 606 did not have a material impact on revenue recognition as compared to revenue recognition provided under ASC topic 605.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

The Company offers limited warranties for its consumer electronics, comparable to those offered to consumers by the Company's competitors in the United States. Such warranties typically consist of a one year period for microwaves and a 90 day period for audio products, under which the Company pays for labor and parts, or offers a new or similar unit in exchange for a non-performing unit.

Licensing

The Company grants licenses for the right to access the Company's intellectual property, specifically the Company's trademarks, for a stated term for the manufacture and/or sale of consumer electronics and other products under agreements which require payment of either (i) a non-refundable minimum guaranteed royalty or, (ii) the greater of the actual royalties due (based on a contractual calculation, normally comprised of actual product sales by the licensee multiplied by a stated royalty rate, or "Sales Royalties") or a minimum guaranteed royalty amount. In the case of (i), such amounts are recognized as revenue on a straight-line basis over the term of the license agreement. In the case of (ii), Sales Royalties in excess of guaranteed minimums are accounted for as variable fees and are not recognized as revenue until the Company has ascertained that the licensee's sales of products have exceeded the guaranteed minimum. In effect, the Company recognizes the greater of Sales Royalties earned to date or the over-time amount of minimum guaranteed royalties to date. In the case where a royalty is paid to the Company in advance, the royalty payment is initially recorded as deferred revenue on the consolidated balance sheets and recognized as revenue as the royalties are deemed to be earned according to the principles outlined above.

Disaggregation of Revenue

Disaggregation of revenue (in 000's)		2024		2023
Net revenues by type:				
Net product sales	$	8,677	$	6,075
Licensing revenue		218		372
Royalty income		175		730
Net revenues		9,070		7,177
Net revenues by customers: (over 10%)				
Walmart	$	4,769	$	3,042
Amazon.com		1,815		1,644
Fred Meyer		889		833
		7,473		5,519

Inventory

Inventory is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out basis and includes inventory purchase costs and allocated overhead. The Company records valuation adjustments for the excess cost of inventory over the estimated net realizable value. Valuation adjustments for slow-moving and obsolete inventory are calculated on an individual product basis based on physical inspection of the product in connection with a physical inventory, review of slow-moving products, forecasted sales, and consideration of active marketing programs.

Accounts Receivable, net

The Company extends credit based upon evaluations of a customer's financial condition and provides for any anticipated credit losses in the Company's financial statements based upon management's estimates and ongoing reviews of recorded allowances. Credit is extended for periods between 30 and 90 days, on a net basis. If the financial condition of a customer deteriorates, resulting in an impairment of that customer's ability to make payments, additional reserves may be required. Conversely, reserves are reduced to reflect credit and collection improvements. Receivables are written off once they are considered uncollectible. The allowance for doubtful accounts receivable increased approximately $800 for the year ended March 31, 2024 and increased by $20,800 for the year ended March 31, 2023. As of March 31, 2024, Walmart, Chedraui and Amazon accounted for 34%, 30% and 25%, respectively, of the Company's total trade accounts receivable, net of specific reserves. As of March 31, 2023, Amazon, Walmart and Fred Meyer accounted for 43%, 35% and 11%, respectively, of the Company's total trade accounts receivable, net of specific reserves. No other customer accounted for more than 10% of the Company's total trade accounts receivable, net of specific reserves, as of March 31, 2024 or March 31, 2023.

Cost of Sales

Cost of sales includes actual product cost, quality control costs, duty, buying costs, the cost of transportation to the Company's third party logistics providers' warehouse from its manufacturers and warehousing costs.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include all operating costs of the Company that are not directly related to the cost of procuring product or costs not included in other operating costs and expenses.

Sales Return Reserves

Management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends and changes in customer demand for the Company's products when evaluating the adequacy of the reserve for sales returns. Management judgments and estimates must be made and used in connection with establishing the sales return reserves in any accounting period. Additional reserves may be required if actual sales returns increase above the historical return rates. Conversely, the sales return reserve could be decreased if the actual return rates are less than the historical return rates, which were used to establish the reserve. At March 31, 2024 the sales return reserve balance was approximately $67,000 as compared to approximately $83,000 as of March 31, 2023, a decrease of $16,000 during fiscal 2024. At March 31, 2023, the sales return reserve balance was approximately $83,000 as compared to approximately $84,000 as of March 31, 2022, a decrease of $1,000 during fiscal 2023.

Foreign Currency

The assets and liabilities of foreign subsidiaries, whose functional currencies are other than the United States Dollar, have been translated at current exchange rates, and related revenues and expenses have been translated at average rates of exchange in effect during the year. Related translation adjustments are reported as a separate component of shareholders' equity. Losses and gains resulting from foreign currency transactions are included in the results of operations.

The Company generally does not enter into foreign currency exchange contracts to hedge its exposures related to foreign currency fluctuations and there were no foreign exchange forward contracts held by the Company at March 31, 2024 or March 31, 2023.

Advertising Expenses

Advertising expenses are charged against earnings as incurred and are included in selling, general and administrative expenses. The Company incurred approximately $122,000 of advertising expenses during fiscal 2024 and approximately $39,000 during fiscal 2023.

Sales Allowance and Marketing Support Expenses

Sales allowances, marketing support programs, promotions and other volume-based incentives which are provided to retailers and distributors are accounted for on an accrual basis as a reduction to net revenues in the period in which the related sales are recognized in accordance with ASC topic 606, "Revenue from Contracts with Customers".

At the time of sale, the Company reduces recognized gross revenue by allowances to cover, in addition to estimated sales returns as required by ASC topic 606, "Revenue from Contracts with Customers." (i) sales incentives offered to customers that meet the criteria for accrual and (ii) an estimated amount to recognize additional non-offered deductions it anticipates and can reasonably estimate will be taken by customers which it does not expect to recover. Accruals for the estimated amount of future non-offered deductions are required to be made as contra-revenue items because that percentage of shipped revenue fails to meet the collectability criteria within ASC topic 606.

If additional marketing support programs, promotions and other volume-based incentives are required to promote the Company's products subsequent to the initial sale, then additional reserves may be required and are accrued for when such support is offered.

The sales and marketing support accrual activity for fiscal 2024 and fiscal 2023 was as follows (in thousands):

Balance at March 31, 2022	$	**76**
additions		319
usages		(248)
adjustments		(45)
Balance at March 31, 2023	$	**102**
additions		435
usages		(364)
adjustments		(20)
Balance at March 31, 2024	$	**153**

Interest income, net

The Company records interest income as earned and interest expense as incurred. The net interest income for fiscal 2024 and 2023 consists of:

	2024	2023
	(In thousands)	
Interest expense	$ (5)	$ (10)
Interest income	1,160	712
Interest income, net	$ 1,155	$ 702

Income Taxes

Deferred income taxes are recorded to account for the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets have been recorded net of an appropriate valuation allowance, to the extent management believes it is more likely than not that such assets will be realized. (See Note 5 "Income Taxes.") Any tax penalties are recorded as part of selling, general and administrative expenses and any interest to which the Company is subject, is recorded as a part of income tax expense. Penalties and interest incurred during fiscal 2024 and fiscal 2023 were both nil.

Earnings Per Common Share

Earnings per common share are based upon the weighted average number of common and common equivalent shares outstanding. Outstanding stock options and warrants are treated as common stock equivalents when dilution results from their assumed exercise. As of March 31, 2024 and March 31, 2023, the Company had no outstanding options or warrants.

Accounting Pronouncements

The following ASU was issued by the FASB which relate to or could relate to the Company as concerns the Company's normal ongoing operations or the industry in which the Company operates.

Accounting Standards Update 2016-13 "Financial Instruments – Credit Losses" (Issued June 2016)

In June 2016, the FASB issued ASU 2016-13 "Financial Instruments - Credit Losses" to introduce new guidance for the accounting for credit losses on instruments within its scope. ASU 2016-13 requires among other things, the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable supportable forecasts. Many of the loss estimation techniques applied today will still be permitted, although the inputs to those techniques will change to reflect the full amount of expected credit losses. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 is effective for fiscal years and interim periods beginning after December 15, 2022. The adoption did not have a material impact on its financial statements.

NOTE 2 — INVENTORIES:

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method. As of March 31, 2024 and March 31, 2023, inventories consisted exclusively of purchased finished goods. As of March 31, 2024, inventory was valued at approximately $6,953,000 which included a valuation reserve of approximately $316,000. As of March 31, 2023, inventory was valued at approximately $3,813,000 which included a valuation reserve of approximately $320,000.

NOTE 3 — RELATED PARTY TRANSACTIONS:

From time to time, Emerson engages in business transactions with its controlling shareholder, Nimble, formerly known as The Grande Holdings Limited, and one or more of Nimble's direct and indirect subsidiaries, or with entities related to the Company's Chairman of the Board. Set forth below is a summary of such transactions.

Controlling Shareholder

S&T International Distribution Limited ("S&T"), which is a wholly owned subsidiary of Grande N.A.K.S. Ltd., which is a wholly owned subsidiary of Nimble, collectively have, based on a Schedule 13D/A filed with the SEC on February 15, 2019, the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 72.4%, of the Company's outstanding common stock as of March 31, 2024. Accordingly, the Company is a "controlled company" as defined in Section 801(a) of the Company Guide.

Related Party Transactions

Charges of rental and utility fees on office space in Hong Kong

During fiscal 2024 and fiscal 2023, the Company was billed approximately $158,000 and $158,000, respectively, for rental and utility fees from Vigers Appraisal and Consulting Ltd ("VACL"), which is a company related to the Company's Chairman of the Board. The Company owed $827 to VACL related to rental charges as of March 31, 2024 and $842 as of March 31, 2023.

During fiscal 2024 and fiscal 2023, the Company was billed approximately nil and $1,600, respectively, for its share of installation charges related to an air conditioning system, and purchase of protective materials for coronavirus from Vigers Strategic Services Ltd ("VSSL"), which is a company related to the Company's Chairman of the Board. Vigers Strategic Services Ltd was formerly known as Lafe Strategic Services Ltd. The Company owed nil to VSSL related to these charges as at March 31, 2024 and March 31, 2023.

NOTE 4 — PROPERTY AND EQUIPMENT:

As of March 31, 2024 and 2023, property and equipment is comprised of the following:

	2024	2023
	(In thousands)	
Computer equipment and software	$ 176	$ 169
Furniture and fixtures	10	10
Molds	112	—
	298	179
Less accumulated depreciation and amortization	(203)	(178)
Total property and equipment	$ 95	$ 1

Depreciation of property and equipment amounted to approximately $26,000 and $800 for the twelve months ended March 31, 2024 and 2023, respectively. During fiscal 2024, the Company did not dispose of any property and equipment. During fiscal 2023, the Company disposed of fully depreciated property and equipment with a gross book value of approximately $211,000. The Company did not recognize a gain or loss on these disposals.

NOTE 5 — INCOME TAXES:

The Company accounts for uncertain tax positions in accordance with the provisions of ASC Topic 740-Accounting for Income Taxes. When uncertain tax positions exist, the Company will recognize the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position as well as consideration of the available facts and circumstances. As of March 31, 2024, the Company does not believe it has any uncertain tax positions.

Income taxes are recorded in accordance with ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. The Company determines its deferred tax assets and liabilities based on differences between financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are provided, if based upon the weight of available evidence, it is more likely than not some or all of the deferred tax assets will not be realized.

As of March 31, 2024, the Company had available net operating loss carryforwards to reduce federal and state income taxes of approximately $14.8 million and $14.9 million respectively. If not utilized, these carryforwards begin to expire in 2034. Of the federal net operating loss carryforwards at March 31, 2024, $14.8 million can be carried forward indefinitely.

Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future, as provided by Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, or Section 382, as well as similar state provisions and other provisions of the Code. Ownership changes may limit the amount of net operating losses and tax credit carryforwards that can be utilized annually to offset future taxable income and tax, respectively. In general, an ownership change, as defined by Section 382, occurs when there is greater than 50% change in the ownership of stock among certain 5% shareholders over a three-year period.

The Company's provision for income tax expense for fiscal 2024 and fiscal 2023 was as follows:

	2024	2023
	(In thousands)	
Current:		
Federal	$ 78	$ —
Foreign, state and other	12	—
Deferred:		
Federal	—	—
Foreign, state and other	—	—
Provision for income tax expense	$ 90	$ —

The Company adopted ASU 2019-12 (Topic 740) *Simplifying the Accounting for Income Taxes* during fiscal 2023. In the table above, the income tax expense of $9,000 in fiscal 2024 and $7,000 in fiscal 2023, was removed as it represented non-income based taxes.

The Company files a consolidated federal return and certain state and local income tax returns.

The difference between the effective rate reflected in the provision for income taxes and the amounts determined by applying the statutory federal rate of 21% to earnings before income taxes for fiscal 2024 and fiscal 2023 is analyzed below:

	2024	2023
	(In thousands)	
Statutory provision	$ 180	$ (286)
Foreign subsidiary	(248)	(162)
State taxes	55	(86)
Permanent differences	261	148
Adjustment to prior year taxes	86	(8)
Valuation allowance	(244)	394
Provision for income tax expense	$ 90	$ —

As of March 31, 2024 and March 31, 2023, the significant components of the Company's deferred tax assets and liabilities which were classified as non-current, were as follows:

	2024	2023
	(In thousands)	
Deferred tax assets:		
Accounts receivable reserves	$ 71	$ 34
Inventory	190	260
Accruals	116	9
Property and equipment and intangible assets	—	14
Net operating loss and credit carry forwards	4,152	4,437
Total deferred tax assets:	**4,529**	**4,754**
Valuation allowance	(4,510)	(4,754)
Net deferred tax assets:	19	—
Deferred tax liabilities:		
Property and equipment	(19)	—
Total deferred tax liabilities:	$ (19)	$ —

The Company has $14.8 million of U.S. federal net operating loss carry forwards ("NOLs") and $14.9 million of state NOLs as of March 31, 2024 as follows:
March 31, 2024

Loss Year (Fiscal)	Federal NOL's Included in DTA (in millions)	State NOL's Included in DTA (in millions)	Expiration Year (Fiscal)
2014	$ —	$ 0.2	2034
2016	$ —	$ 1.5	2036
2017	$ —	$ 0.8	2037
2018	$ —	$ 2.7	2038
2019	$ 3.3	$ 2.8	2039
2020	$ 3.6	$ 3.1	2040
2021	$ 4.0	$ 1.9	2041
2022	$ 3.4	$ 1.9	2042
2023	$ (1.4)	$ (1.6)	2043
2024	$ 1.9	$ 1.6	2044
Total	$ 14.8	$ 14.9	

The tax benefits related to these state NOLs and future deductible temporary differences are recorded to the extent management believes it is more likely than not that such benefits will be realized.

The income of foreign subsidiaries before taxes was $1,181,000 for the fiscal year ended March 31, 2024 as compared to income before taxes of $772,000 for the fiscal year ended March 31, 2023, respectively.

The Company analyzed the future reasonability of recognizing its deferred tax assets at March 31, 2024. As a result, the Company concluded that a valuation allowance of approximately $4,510,000 would be recorded against the assets.

The Company is subject to examination and assessment by tax authorities in numerous jurisdictions. As of March 31, 2024, the Company's open tax years for examination for U.S. federal tax are tax years ending March 31, 2020 and forward. Based on the outcome of tax examinations or due to the expiration of statutes of limitations, it is reasonably possible that the unrecognized tax benefits related to uncertain tax positions taken in previously filed returns may be different from the liabilities that have been recorded for these unrecognized tax benefits. As a result, the Company may be subject to additional tax expense.

As of March 31, 2024 the Company is asserting under ASC 740-30 that all of the unremitted earnings of its foreign subsidiaries are indefinitely invested. The Company evaluates this assertion each period based on a number of factors, including the operating plans, budgets, and forecasts for both the Company and its foreign subsidiaries; the long-term and short-term financial requirements in the U.S. and in each foreign jurisdiction; and the tax consequences of any decision to repatriate earnings of foreign subsidiaries to the U.S.

The Tax Cut and Job Act ("TCJA") establishes new tax rules designed to tax U.S. companies on global intangible low-taxed income (GILTI) earned by foreign subsidiaries. The Company has evaluated this provision of the TCJA and the application of ASC 740 and its impact is reflected in the financial statements as of March 31, 2024.

NOTE 6 — COMMITMENTS AND CONTINGENCIES:

The Company's ERP software provider is subscription based with annual commitments as follows (in thousands).

Fiscal Years	Amount
2025	$ 29
Total	$ 29

Rent expense resulting from leases with non-affiliated companies aggregated $49,000 and $86,000 for fiscal 2024 and 2023.

Letters of Credit:

The Company utilizes the services of one of its banks to issue secured letters of credit on behalf of the Company, as needed, on a 100% cash collateralized basis. At March 31, 2024 and March 31, 2023, the Company had no letters of credit outstanding.

Capital Expenditure:

As of March 31, 2024 and March 31, 2023, there were no capital expenditures or other commitments other than the normal purchase orders used to secure product.

Employee Benefit Plan:

The Company currently sponsors a defined contribution 401(k) retirement plan which is subject to the provisions of the Employee Retirement Income Security Act. The Company matches a percentage of the participants' contributions up to a specified amount. These contributions to the plan for fiscal 2024 and 2023 were approximately $19,000 for both periods and were charged against earnings for the periods presented.

NOTE 7 — SHAREHOLDERS' EQUITY:

Common Shares:

Authorized common shares total 75,000,000 with a par value $0.01 per share, of which 21,042,652 were outstanding as of March 31, 2024 and March 31, 2023. Shares held in treasury at March 31, 2024 and March 31, 2023 were 31,923,145.

Series A Preferred Stock:

The Company has issued and outstanding 3,677 shares of Series A Preferred Stock, $.01 par value ("Preferred Stock"), with a face value of $3,677,000, which had no determinable market value as of March 31, 2024. The Preferred Stock is non-voting, has no dividend preferences and has not been convertible since March 31, 2002; however, it retains a liquidation preference.

NOTE 8 — SHORT TERM INVESTMENTS:

At both March 31, 2024 and March 31, 2023, the Company held short-term investments in deposits totaling nil. The Company held $19.1 million in term deposits which were classified as cash equivalents as of March 31, 2024 and $23.1 million in term deposits classified as cash equivalents as of March 31, 2023. As of March 31, 2024 and March 31, 2023, the Company's term deposits had maturity dates of 90 days or less.

NOTE 9 — NET INCOME (LOSS) PER SHARE:

The following table sets forth the computation of basic and diluted income (loss) per share for the years ended March 31, 2024 and March 31, 2023:

| | Twelve Months Ended March 31, | |
	2024	2023
Numerator:		
Net income (loss)	$ 766	$ (1,360)
Denominator:		
Denominator for basic and diluted income (loss) per share — weighted average shares	21,042,652	21,042,652
Net income (loss) per share:		
Basic and diluted income (loss) per share	$ 0.04	$ (0.06)

For the years ended March 31, 2024 and March 31, 2023, there were no outstanding instruments which were potentially dilutive.

NOTE 10 — LICENSE AGREEMENTS:

During fiscal 2024 the Company was party to three license agreements, one of which was terminated by the Company in June 2023. The remaining agreements allow the licensee to access the Company's trademarks for the manufacture and/or the sale of consumer electronics and other products. The license agreements (i) allow the licensee to use the Company's trademarks for a specific product category, or for sales within specific geographic areas, or for sales to a specific customer base, or any combination of the above, or any other category that might be defined in the applicable license agreement and (ii) may be subject to renewal at the initial expiration of the applicable license agreement and are governed by the laws of the United States. The Company recorded licensing revenues of approximately $218,000 in fiscal 2024 and $372,000 in fiscal 2023 under the license agreements.

The Company also recorded several one-time settlement agreements with customers of Emerson Quiet Kool, which aggregated $175,000 in fiscal 2024 and $730,000 in fiscal 2023. The agreements allow Emerson Quiet Kool's customers to sell-off their on hand inventories over a limited period. These amounts are presented separately as Royalty Income in the Consolidated Statements of Operations.

NOTE 11 — LEGAL PROCEEDINGS:

On October 10, 2023, the US District Court for the District of Delaware granted final judgment in favor of the Company in its trademark infringement lawsuit against air conditioning and heating products provider Emerson Quiet Kool and wholesaler Home Easy (the "defendants"). Among other things, the court order issues an injunction and directs the US Patent and Trademark Office to cancel the defendants' existing and proposed "Emerson Quiet Kool" trademarks and prohibits defendants from registering or applying to register, or using the same mark or any other mark or name containing the word "Emerson" going forward. The total judgment awarded to the Company has increased from approximately $6.5 million to approximately $10.4 million, inclusive of disgorgement of wrongful profits, attorney's fees and enhanced damages. The aggregate award to the Company also includes the $4.1 million of advanced deposits previously paid to the Company. The $4.1 million of advanced deposits was reduced by approximately $1 million of incurred legal fees. The remaining balance of $3.1 million was released by the Company to other income during the quarter ended September 30, 2023. Like any judgement, there is no guarantee that the Company will be able to collect the entire judgement or if it is able to collect, how soon it will be able to do so. The defendants have filed separate bankruptcy petitions in the US Bankruptcy Court for the District of New Jersey, and there is no guarantee that those bankruptcy proceedings will not have any effect on the ability of the Company to collect the judgement. The Company is not currently a party to any other legal proceedings other than litigation matters, in most cases involving ordinary and routine claims incidental to its business. Management cannot estimate with certainty the Company's ultimate legal and financial liability with respect to such pending litigation matters. However, management believes, based on its examination of such matters, that the Company's ultimate liability will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12 — RISKS AND UNCERTAINTIES:

Customer Concentration

For fiscal 2024, the Company's three largest customers accounted for approximately 83% of the Company's net revenues, with Walmart accounting for 53%, Amazon accounting for 20% and Fred Meyer accounting for 10%. For fiscal 2023, the Company's three largest customers accounted for approximately 77% of the Company's net revenues with Walmart accounting for 42%, Amazon accounting for 23% and Fred Meyer accounting for 12%.

Product Concentration

For fiscal 2024, the Company's gross product sales included microwave ovens, which generated approximately 33%, and audio products, which generated 66% of the Company's gross product sales.

For fiscal 2023, the Company's gross product sales included microwave ovens, which generated approximately 27%, and audio products, which generated 73% of the Company's gross product sales.

As a result of this dependence, a significant decline in pricing of, or market acceptance of these product types and categories, either in general or specifically as marketed by the Company, would have a material adverse effect on the Company's business, financial condition and results of operations. Because the market for these product types and categories is characterized by periodic new product introductions, the Company's future financial performance will depend, in part, on the successful and timely development and customer acceptance of new and enhanced versions of these product types and other products distributed by the Company. There can be no assurance that the Company will continue to be successful in marketing these products types within these categories or any other new or enhanced products.

Concentrations of Credit Risk

As a percent of the Company's total trade accounts receivable, net of specific reserves, Walmart, Chedraui and Amazon accounted for 34%, 30% and 25%, respectively, as of March 31, 2024. As a percent of the Company's total trade accounts receivable, net of specific reserves, Amazon, Walmart and Fred Meyer accounted for 43%, 35% and 11%, respectively, as of March 31, 2023. No other customer accounted for more than 10% of the Company's total trade accounts receivable, net of specific reserves, as of March 31, 2024 or March 31, 2023. The Company periodically performs credit evaluations of its customers but generally does not require collateral, and the Company provides for any anticipated credit losses in the financial statements based upon management's estimates and ongoing reviews of recorded allowances. The accounts receivable allowance for doubtful accounts on the Company's total trade accounts receivable balances was approximately $25,000 at March 31, 2024 and at March 31, 2023. Due to the high concentration of the Company's net trade accounts receivables among just three customers, any significant failure by one of these customers to pay the Company their outstanding balances would result in a material adverse effect on the Company's business, financial condition and results of operations.

The Company maintains its cash accounts with major U.S. and foreign financial institutions. The Company's cash and restricted cash balances on deposit in the U.S. as of March 31, 2024 and March 31, 2023 were insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per qualifying bank account in accordance with FDIC rules. The Company's cash, cash equivalents and restricted cash balances in excess of these FDIC-insured limits were approximately $19.6 million and approximately $25.0 million at March 31, 2024 and March 31, 2023, respectively.

Supplier Concentration

During fiscal 2024, the Company reduced its reliance on its largest factory supplier, from approximately 75% to 38% of the Company's purchases of products for resale. During fiscal 2023, the Company procured 95% of its products for resale from its two largest factory suppliers. Approximately 75% of these products were procured from one of the suppliers and approximately 20% were procured from the other.

No assurance can be given that ample supply of product would be available at current prices and on current credit terms. This is if the Company were required to seek alternative sources of supply, without adequate notice by a supplier or a reasonable opportunity to seek alternate production facilities and component parts. Any resulting significant shortage of product supply would have a material adverse effect on the Company's business, financial condition and results of operation.

Third Party Representatives

In fiscal 2024, the Company utilized 6 sales representative organizations, including one which represented approximately 30% of its net revenues. In fiscal 2023, the Company utilized 2 sales representative organizations, including one which represented 38% of it net revenues. No other sales representative organization accounted for more than 10% of the Company's net revenues in fiscal 2024 or fiscal 2023. The loss or reduction of product sales made through third party representative organizations could have a material adverse effect on the Company's business and results of operations. Finding replacement organizations could be a time consuming process during which the Company's revenues could be negatively impacted.

NOTE 13 — GEOGRAPHIC INFORMATION:

Net revenues and long-lived assets of the Company for the fiscal years ended March 31, 2024 and March 31, 2023 are summarized below by geographic area (in thousands). Net revenues are attributed to geographic area based on the location of the customer.

| | Year Ended March 31, 2024 | | |
	U.S.	Foreign	Consolidated
Net revenues	$ 8,425	$ 645	$ 9,070
Long-lived assets	$ 331	$ 130	$ 461

| | Year Ended March 31, 2023 | | |
	U.S.	Foreign	Consolidated
Net revenues	$ 7,177	$ —	$ 7,177
Long-lived assets	$ 7	$ 269	$ 276

NOTE 14 — LEASES

The Company leases office space in the U.S. and in Hong Kong as well as a copier in the U.S. These leases have remaining non-cancellable lease terms of three to fifty-seven months. The Company has elected not to separate lease and non-lease components for all leased assets. The Company did not identify any events or conditions during fiscal 2024 to indicate that a reassessment or re-measurement of the Company's existing leases was required. There were also no impairment indicators identified during fiscal 2024 that required an impairment test for the Company's right-of-use assets or other long-lived assets in accordance with ASC 360-10, "Impairment and Disposal of Long-Lived Assets".

As of March 31, 2024, the Company's current operating and finance lease liabilities were approximately $93,000 and $300, respectively, and its non-current operating and finance lease liabilities were approximately $198,000 and nil, respectively. The Company's operating and finance lease right-of-use asset balances are presented in non-current assets. The net balance of the Company's operating and finance lease right-of-use assets as of March 31, 2024 were approximately $282,000 and $200, respectively.

As disclosed in "Note 3 - Related Party Transactions", the Company's Hong Kong office space is being leased from Vigers Appraisal and Consulting Ltd ("VACL"), which is a company related to the Company's Chairman of the Board. As of March 31, 2024, the current operating liability of this lease is approximately $62,000 and its non-current liability is nil. Its right-of-use asset value is approximately $61,000, as of March 31, 2024.

In January 2023, the Company relocated its corporate headquarters to a temporary office space, while its new landlord built out the agreed-upon space. The Company was not obligated to pay rent while it resided in the temporary office space. The Company took possession of the completed space on July 1, 2023, which became the commencement date of a 66 month lease. The right-of-use asset value of this operating lease is approximately $248,000.

The components of lease costs, which were included in operating expenses in the Company's condensed consolidated statements of operations, were as follows:

	Twelve Months Ended March 31,	
	2024	2023
	(in thousands)	
Lease cost		
Operating lease cost	$ 196	$ 229

The supplemental cash flow information related to leases are as follows:

Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	167	232
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	248	—
Finance leases	—	—

Information relating to the lease term and discount rate are as follows:

Weighted average remaining lease term (in months)	**As of March 31, 2024**	**As of March 31, 2023**
Operating leases	45.8	16.5
Finance leases	2.2	14.2
Weighted average discount rate		
Operating leases	9.76%	7.50%
Finance leases	7.50%	7.50%

As of March 31, 2024 the maturities of lease liabilities were as follows:

(in thousands)	Operating Leases	Finance Leases
2025	$ 116	$ -
2026	54	—
2027	66	—
2028	67	—
2029	52	—
Total lease payments	$ 355	$ -
Less: Imputed interest	(64)	—
Total	$ 291	$ -

NOTE 15 — GOVERNMENTAL ASSISTANCE PROGRAM

During fiscal 2024 and 2023, the Company's Hong Kong subsidiary recorded income of nil and approximately $34,000, respectively, under a governmental program called the Employment Support Scheme ("ESS"). The proceeds were required to be used for payroll expenses and the Company was subject to government-appointed random reviews to verify the information submitted by the applicant.

The income realized from the amount granted under the ESS program is presented as Other Income under the description called "Income from governmental assistance program" in the Consolidated Statements of Operations.

NOTE 16 — SUBSEQUENT EVENTS

As of the date of this filing, there were no subsequent events to disclose.

Item 9.   *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

Item 9A.   *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d — 15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in its Exchange Act reports are recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Due to the inherent limitations of control systems, not all misstatements may be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons; by collusion of two or more people, or by management override of the control. The Company's controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.

As a result of its internal assessment, the Company's management concluded that disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K, are effective to provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, to ensure that such information is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and that such information is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that the Company's internal control over financial reporting was effective.

This Annual Report on Form 10-K does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm. This is pursuant to the rules of the SEC for smaller reporting companies, that permit the Company to provide only management's report in this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

During the fiscal quarter ended March 31, 2024 there were no changes in the Company's internal control that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B.   *OTHER INFORMATION*

None.

Item 9C.   *DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS*

Not applicable.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors

The following table sets forth certain information regarding the current members of the Board as of June 27, 2024

Name	Age	Director Since	Principal Occupation or Employment
Christopher Ho..................	73	2016	Christopher Ho has served as the Chief Executive Officer and President of the Company since June 2021 as well as a director of the Company and the Chairman of the Board since June 2016. Mr. Ho had also previously served as the Company's Chairman of the Board from July 2006 through November 2013. Since May 2018, Mr. Ho has served as a director of S&T International Distribution Ltd. and Grande N.A.K.S. Ltd., which are wholly owned subsidiaries of Nimble Holdings Company Limited, and collectively the Company's controlling stockholder. Mr. Ho previously was a director of The Grande Holdings Limited (now known as Nimble Holdings Company Limited), a Hong Kong-based group of companies engaged principally in the licensing of trademarks and distribution of consumer electronics products, from October 1991 to February 2016. Mr. Ho graduated from the University of Toronto in 1974. He is a Chartered Professional Accountant, Chartered Accountant and Chartered Management Accountant of Canada. He is also a Certified Public Accountant in Hong Kong and a member of the Hong Kong Institute of Certified Public Accountants. He was a partner in an international accounting firm before joining The Grande Holdings Limited and has extensive experience in distribution, licensing, manufacturing, international trade and corporate finance. Based on Mr. Ho's extensive knowledge of the Company and experience in consumer electronics, international trade and corporate finance, the Board believes that he is well qualified to serve as a director of the Company.

Michael Binney	65	2016	Michael Binney has served as the Chief Operating Officer of the Company since January 2022 and as the Company's Secretary since July 2017. Previously, Mr. Binney served as Chief Financial Officer of the Company from March 2017 to January 2022. He has also served as a director of the Company since June 2016. Since August 2016, Mr. Binney has served as a director of S&T International Distribution Ltd. and Grande N.A.K.S. Ltd., which are wholly owned subsidiaries of Nimble Holdings Company Limited. From November 2016 to December 2017, Mr. Binney served as an Executive Director and Group Chief Financial Officer of The Grande Holdings Limited (now known as Nimble Holdings Company Limited). He is a fellow member of the Institute of Chartered Accountants in England and Wales. From June 2016 through November 2016, Mr. Binney served as Deputy Chief Executive Officer (Finance Accounting & Company Secretarial) of The Grande Holdings Limited. From 2010 to March 2016, Mr. Binney served as an Executive Director and Chief Financial Officer of the Vinarco International Group of Companies, an upstream supplier to the oil and gas industry in the Asia-Pacific region. Mr. Binney previously served as a non-executive director of The Grande Holdings Limited from 2009 to 2010, and as an Executive Director of The Grande Holdings Limited from 2001 to 2009. He also was a member of the board of directors of Lafe Corporation Limited, a company listed on the Singapore Exchange, as a non-executive director from 2009 to 2010 and as Executive Director from 2001 until 2009. Mr. Binney was also a member of the Board of the Company from 2005 to 2008. Previous to the above appointments, Mr. Binney worked for over 10 years at major international accounting firms including KPMG and PricewaterhouseCoopers.

Based on Mr. Binney's experience in management, accounting and public company reporting, the Board believes that he is well qualified to serve as a director of the Company. |
| Kareem E. Sethi (1) | 47 | 2007 | Kareem E. Sethi has served as a director of the Company since December 2007. Mr. Sethi has served as Managing Director of Streetwise Capital Partners, Inc. since 2003. From 1999 until 2003, Mr. Sethi was Manager, Business Recovery Services for PricewaterhouseCoopers LLP.

Based on Mr. Sethi's experience in accounting, corporate finance and portfolio management, the Board believes that he is well qualified to serve as a director of the Company. |

Kin Yuen (1)....................69	2016		Kin Yuen has served as a director of the Company since June 2016. Since 2004, Mr. Yuen has served as an independent non-executive director of Huayi Tencent Entertainment Co. Ltd., a company listed on the Stock Exchange of Hong Kong Limited and engaged in entertainment and media businesses. From September 2017 to May 2024, Mr. Yuen served as an executive director of Culturecom Holdings Limited, a company listed on the Hong Kong Stock Exchange and engaged in publishing businesses. Effective May 6, 2024, Mr. Yuen is no longer an executive director of Culturecom Holdings Limited. From April 2016 to December 2020, Mr. Yuen served as an independent non-executive director of Lafe Corporation Limited, a company listed on the Singapore Exchange engaged in real property development. From 2009 to 2014, Mr. Yuen was the Chief Financial Officer and an executive director of Varitronix International Ltd., a Hong Kong-listed company and manufacturer of LCD and related products. Mr. Yuen holds a Master of Business Administration degree from the University of Toronto, Canada. He is a Chartered Professional Accountant in Canada and he is a fellow member of the Hong Kong Institute of Certified Public Accountants, and of the Association of Chartered Certified Accountants.
			Based on Mr. Yuen's extensive experience in corporate finance, financial planning, public company reporting and management, the Board believes that he is well qualified to serve as a director of the Company.

(1)   Member of the Audit Committee

Board of Directors and Committees

The Board presently consists of four directors. The Board has determined that two of the directors, Messrs. Sethi and Yuen, meet the definition of independence as established by the NYSE American listing standards and applicable SEC rules.

The Board presently has one standing committee, the Audit Committee, which is a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Rule 10A-3 thereunder. The Company's Audit Committee currently consists of Mr. Sethi (Chairman) and Mr. Yuen, each of whom the Board has determined meets the definition of independence as established by the NYSE American listing rules and SEC rules. Mr. Sethi is currently the Chairman of the Audit Committee and the "audit committee financial expert." Pursuant to Section 803(B)(2)(c) of the Company Guide, as a smaller reporting company the Company is required to have an audit committee of at least two independent members, as defined by the listing standards of the NYSE American.

The Audit Committee is empowered by the Board, among other things, to: (i) serve as an independent and objective party to monitor the Company's financial reporting process, internal control system and disclosure control system; (ii) review and appraise the audit efforts of the Company's independent auditors; (iii) assume direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors and for the resolution of disputes between the independent auditors and the Company's management regarding financial reporting issues; and (iv) provide the opportunity for direct communication among the independent auditors, financial and senior management and the Board. During Fiscal 2024, the Audit Committee performed its duties under a written charter approved by the Board and formally met four times. A copy of the Company's Audit Committee Charter is posted on the Company's website at www.emersonradio.com on the Investor Relations page.

Controlled Company

The Company does not maintain a nominating committee or a compensation committee. So long as Nimble beneficially holds more than 50% of the outstanding common stock of Emerson, Emerson is a "controlled company" as defined in Section 801(a) of the Company Guide. Accordingly, the Company relies on exemptions from certain corporate governance requirements to have (i) a majority of independent directors, (ii) a nominating and corporate governance committee composed entirely of independent directors or (iii) a compensation committee composed entirely of independent directors. The full Board, among other things, (i) identifies individuals qualified to become members of the Board and selects director nominees for election at the next Annual Meeting of Stockholders, (ii) reviews and monitors matters related to management development and succession, (iii) develops and implements executive compensation policies and pay for performance criteria, and (iv) reviews and approves salaries, bonuses and incentive awards.

Director Qualifications

The Board believes that the Company and its stockholders are best served by having individuals with leadership experience with the Company's principal stockholder and its affiliates and individuals who have extensive experience in the Company's industry and knowledge of the Company's competitive landscape serve on its Board. The Board also believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. Please refer to the biographies of each of the Company's directors for a discussion of the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director.

No material changes have been made to the procedures by which stockholders may recommend nominees to the Board.

Codes of Ethics

The Company has adopted a Code of Ethics for Senior Financial Officers ("Code of Ethics") that applies to its Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller and Treasurer. This Code of Ethics was established with the intention of focusing Senior Financial Officers on areas of ethical risk, providing guidance to help them recognize and deal with ethical issues, providing mechanisms to report unethical conduct, fostering a culture of honesty and accountability, deterring wrongdoing and promoting fair and accurate disclosure and financial reporting.

The Company has also adopted a Code of Conduct for Officers, Directors and Employees of Emerson Radio Corp. and its Subsidiaries ("Code of Conduct"). We prepared this Code of Conduct to help all officers, directors and employees understand and comply with the Company's policies and procedures. Overall, the purpose of the Company's Code of Conduct is to deter wrongdoing and promote (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications made by the Company; (iii) compliance with applicable governmental laws, rules and regulations; (iv) prompt internal reporting of code violations to an appropriate person or persons identified in the Code of Conduct; and (v) accountability for adherence to the Code of Conduct.

The Code of Ethics and the Code of Conduct are posted on the Company's website at www.emersonradio.com on the Investor Relations page. If the Company makes any substantive amendments to, or grants any waiver (including any implicit waiver) from a provision of the Code of Ethics or the Code of Conduct, and that relates to any element of the Code of Ethics definition enumerated in Item 406 (b) of Regulation S-K, the Company will disclose the nature of such amendment or waiver on its website or in a current report on Form 8-K.

Executive Officers

The following table sets forth certain information regarding the executive officers of Emerson as of June 27, 2024:

Name	Age	Position	Year Became Officer
Christopher Ho	73	Chief Executive Officer and President	2021
Richard Li	57	Chief Financial Officer	2022
Michael Binney	65	Executive Vice President and Chief Operating Officer	2022

Christopher Ho has served as the Company's Chief Executive Officer and President since June 2021. He has also served as a director of the Company and the Chairman of the Board since June 2016. Mr. Ho had also previously served as the Company's Chairman of the Board from July 2006 through November 2013. See Mr. Ho's biographical information above.

Richard Li has served as the Company's Chief Financial Offer since January 2022. Previously, Mr. Li served as the Chief Financial Officer of Sansui Electric (China) Co., Ltd, a PRC company engaged in the electronic manufacturing business, since 2014. Mr. Li also served as the Chief Financial Officer of Sansui Manufacturing Services Limited, a company engaged in providing corporate and strategic planning services, from 2012 to 2013. Mr. Li also served as the Chief Financial Officer of Lafe Corporation Limited, a company formerly listed on the Singapore Exchange, from 2005 to 2011. Mr. Li earlier worked as an auditor at Deloitte Touche Tohmatsu for 4 years and as a financial controller in the manufacturing industry for 10 years. Mr. Li holds a Bachelor of Arts (Honours) Degree in Accountancy from the Hong Kong Polytechnic University. He is currently an associate member of the Hong Institute of Certified Public Accountants, the Association of Chartered Certified Accountants and The Hong Kong Chartered Governance Institute.

Michael Binney has served as the Company's Executive Vice President and Chief Operating Officer since January 2022 and has served as Secretary of the Company since July 2017. Previously, Mr. Binney served as Chief Financial Officer from March 2017 to January 2022. He has also served as a director of the Company since June 2016. See Mr. Binney's biographical information above.

Item 11.   *EXECUTIVE COMPENSATION*

Summary Compensation Table

The following Summary Compensation Table sets forth information concerning compensation for services rendered in all capacities to the Company and its subsidiaries for Fiscal 2024 and for the fiscal year ended March 31, 2023 which was awarded to, earned by or paid to the Company's named executive officers at any time during Fiscal 2024.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	All Other Compensation ($)	Total ($)
Christopher Ho					
Chief Executive Officer......................	2024	$264,000	$40,000	$0	$304,000
	2023	$243,000	$10,000	$577	$253,577
Michael Binney					
Chief Operating Officer.....................	2024	$211,005	$29,385	$2,308	$242,698
	2023	$197,404	$8,125	$2,307	$207,836
Richard Li					
Chief Financial Officer......................	2024	$123,383	$3,125	$2,308	$128,816
	2023	$101,000	$3,125	$2,307	$106,432

(1)   Represents bonus paid during the fiscal year.

Employment Agreements

During Fiscal 2024, the Company had employment agreements with certain of its named executive officers, each of which is described below.

Christopher Ho. Christopher Ho, the Company's President and Chief Executive Officer, entered into an employment agreement, effective July 19, 2021, with Emerson Radio (Hong Kong) Limited, a wholly owned subsidiary of the Company. The agreement provides for an annual base salary of $240,000, and an annual discretionary bonus payable at any time as recommended by the Board. The contract extends until the termination of the agreement by either the Company or Mr. Ho upon the delivery from one to the other of not less than one months' prior written notice.

Richard Li. Richard Li, the Company's Chief Financial Officer, entered into an employment agreement, effective January 16, 2022, with Emerson Radio (Hong Kong) Limited, a wholly owned subsidiary of the Company. The agreement provides for an annual base salary of $100,000, and an annual discretionary bonus payable at any time as recommended by the Board. The contract extends until the earlier of the retirement of Mr. Li and the first day of the following month immediately after his 65th birthday, or the termination of the agreement by either the Company or Mr. Li upon the delivery from one to the other of one month prior written notice.

Michael Binney. Michael Binney, the Company's Executive Vice President and Chief Operating Officer, entered into an employment agreement, effective January 16, 2022 (as amended on July 6, 2023), with Emerson Radio (Hong Kong) Limited, a wholly owned subsidiary of the Company. The agreement provides for an annual base salary of $195,000 and an annual discretionary bonus payable at any time as recommended by the Board. The contract extends until the earlier of the retirement of Mr. Binney and the first day of the following month immediately after his 67th birthday, or the termination of the agreement by either the Company or Mr. Binney upon the delivery from one to the other of one month prior written notice.

Outstanding Equity Awards at Fiscal Year End

None of the Company's named executive officers held any outstanding equity awards at March 31, 2024.

Compensation of Directors

During Fiscal 2024, the Company's directors who were not employees ("Outside Directors") were compensated for serving on the Board and on its various committees during the period. The Company does not compensate directors who are employees of the Company for their services as directors.

Outside Directors are each paid an annual director's fee of $50,000. The Outside Director serving as the Chairman of the Board receives an additional annual fee of $20,000. Each Outside Director serving on the Audit Committee receives an additional fee of $15,000 per annum with no additional fee for serving as chairman of the Audit Committee. The Company does not pay any additional fees for attendance at meetings of the Board or the committees. Audit Committee fees are paid in four equal quarterly installments per annum. Audit Committee fees are pro-rated in situations where an Outside Director serves less than a full one year or periodic term.

Additionally, the Company's directors are reimbursed their expenses for attendance at meetings.

The following table provides certain information with respect to the compensation earned or paid to the Company's Outside Directors during Fiscal 2024.

Director Compensation for Fiscal 2024

Name	Fees Earned or Paid in Cash ($)	Total ($)
Kareem E. Sethi	$65,000	$65,000
Kin Yuen	$65,000	$65,000

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The following table sets forth, as of June 27, 2024, the beneficial ownership of (i) each current director; (ii) each of the Company's named executive officers; (iii) the Company's current directors and executive officers as a group; and (iv) each stockholder known by the Company to own beneficially more than 5% of the Company's outstanding shares of common stock. Common stock beneficially owned and percentage ownership as of June 27, 2024, was based on 21,042,652 shares outstanding. Except as otherwise indicated and based upon the Company's review of information as filed with the SEC, the Company believes that the beneficial owners of the securities listed have sole or shared investment and voting power with respect to such shares, subject to community property laws where applicable. Except as otherwise noted, the address of each of the following beneficial owners is c/o Emerson Radio Corp., 959 Route 46 East, Suite 210, Parsippany, New Jersey 07054.

Name and Address of Beneficial Owners	Amount and Nature of Beneficial Ownership	Percent of Class
Christopher Ho	0	0 %
Richard Li	0	0 %
Michael Binney	0	0 %
Kareem E. Sethi	0	0 %
Kin Yuen	0	0 %
All Directors and Executive Officers as a Group (5 persons)	0	0 %
5% Shareholders:		
S&T International Distribution Ltd.	15,243,283 [1]	72.4 %

(1)   Based, in part, upon disclosures filed on a Schedule 13D/A on February 15, 2019, by S&T International Distribution Ltd. ("S&T") and on a Schedule 13D/A on February 15, 2019, by Wealth Warrior Global Ltd. ("Wealth Warrior"), these shares are owned directly by S&T, which is a wholly owned subsidiary of Grande N.A.K.S. Ltd. ("N.A.K.S."), which is a wholly owned subsidiary of Nimble. As the owners of approximately 73.9% in the aggregate of Nimble, Wealth Warrior, Merchant Link Holdings Limited ("ML"), and Rise Vision

Global Limited ("RV") share the indirect power to vote and dispose of the shares of the Company's common stock held for the account of S&T. ML is wholly owned by Aurizon Enterprises Limited ("AE"), AE is wholly owned by Omen Charm Limited ("OC"), and OC is wholly owned by Splendid Brilliance (PTC) Limited ("SB"). RV is wholly owned by Ocean Rose Global Limited ("OR"), OR is wholly owned by Praisewise Limited ("PL"), and PL is wholly owned by SB. Mr. Bingzhao Tan is the sole director of each of AE, ML, OR and RV, and the sole director and sole shareholder of Wealth Warrior. Ms. Guichai He is the sole director of OC and PL, and is sole director and sole shareholder of SB. SB holds the shares of OC and PL in trust, and serves as the sole trustee over such shares. Accordingly, AE and OR share the indirect power to vote and dispose of these shares held for the account of S&T. Mr. Tan is the settlor and a discretionary beneficiary of the shares of OC and PL held in trust by SB. Accordingly, Mr. Tan and Ms. He may be deemed to share power to direct the voting and disposition of these shares held for the account of S&T and may be deemed to be a beneficial owner of such shares. The address of Nimble, N.A.K.S. and S&T is Unit C01, 32/F, TML Tower, 3 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong. The address of Mr. Tan and Ms. He, and of Wealth Warrior, ML, RV and the above affiliated entities, is Unit C, 32/F., TML Tower, No. 3 Hoi Shing Road, Tsuen Wan, New Territories, Hong Kong.

Equity Compensation Plan Information

The Company did not have any equity compensation plans in existence as of March 31, 2024.

Item 13.   *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Controlling Shareholder

 S&T, which is a wholly owned subsidiary of N.A.K.S., which is a wholly owned subsidiary of Nimble, collectively have the shared power to vote and direct the disposition of 15,243,283 shares, or approximately 72.4%, of the Company's outstanding common stock as of June 27, 2024. Accordingly, the Company is a "controlled company" as defined in Section 801(a) of the Company Guide. From time to time, the Company engages in business transactions with its controlling shareholder, Nimble, or one or more of Nimble's direct and indirect subsidiaries. See Note 3 "Related Party Transactions" in the Notes to the Consolidated Financial Statements.

Indemnification of Officers and Directors

The Company enters into indemnification agreements with each of its directors and officers. These agreements require the Company to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to the Company, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. The Company also intends to enter into indemnification agreements with its future directors and officers.

Review and Approval of Transactions with Related Parties

It is the policy of the Company that any proposed transaction between the Company and related parties, as defined by the Financial Accounting Standard Board's Accounting Standards Codification Topic 850 (ASC 850), that will or may reasonably be expected to involve an aggregate amount that exceeds $120,000 in a fiscal year must be pre-approved by the Audit Committee prior to any action in furtherance of such potential transaction being taken by the Board or any executive officer. In reviewing and approving proposed transactions between the Company and related parties, the Audit Committee will determine whether the proposed transaction is entirely fair to the Company and in the Company's best interest. For purposes of the policy, related parties are as defined within ASC 850, generally, but not limited, meaning (i) an officer or director of the Company or the member of the immediate family of any of them or (ii) any other corporation, partnership, association, limited liability company, limited liability partnership, trust or other entity or organization in which one or more of the Company's officers or directors are (a) directors, officers, trustees or other fiduciaries or (b) have a financial interest.

Director Independence

The Board presently consists of four directors — Messrs. Ho, Binney, Sethi and Yuen. The Board has determined that two of the four current directors, Messrs. Sethi and Yuen, meet the definition of independence as established by the NYSE American listing standards and applicable SEC rules.

The Company's Audit Committee currently consists of Messrs. Sethi (Chairman) and Yuen.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

In accordance with the requirements of the Sarbanes-Oxley Act of 2002 and the Audit Committee's charter, all audit and audit-related work and all permitted non-audit work performed by the Company's independent registered public accountants, Grassi & Co., CPAs, P.C. ("Grassi") for the fiscal year ended March 31, 2024 and MSPC Certified Public Accountants and Advisors, A Professional Corporation ("MSPC") for the fiscal year ended March 31, 2023, is approved in advance by the Audit Committee, including the proposed fees for such work, in order to ensure that the provision of such services does not impair the public accountants' independence. The Audit Committee is informed of each service actually rendered. All fees described below were approved by the Audit Committee in compliance with such pre-approval policies and procedures for the fiscal years ended March 31, 2024 and 2023, respectively.

- *Audit Fees.* Audit fees billed to the Company by Grassi for the audit of the financial statements included in the Company's Annual Reports on Form 10-K, and reviews by Grassi and MSPC of the financial statements included in the Company's Quarterly Reports on Form 10-Q, for the fiscal years ended March 31, 2024 and 2023 totaled approximately $168,000 and $91,000, respectively.

- *Audit-Related Fees*. The Company was not billed for any audit-related fees by Grassi or MSPC for the fiscal years ended March 31, 2024 or 2023, respectively.

- *Tax Fees.* The Company was not billed by Grassi or MSPC for tax services for the fiscal years ended March 31, 2024 or 2023, respectively.

- *All Other Fees.* The Company was not billed by Grassi or MSPC for the fiscal years ended March 31, 2024 and 2023, respectively, for any permitted non-audit services.

PART IV

Item 15. *EXHIBIT AND FINANCIAL STATEMENT SCHEDULES*

    (a) <u>*List of Financial Statements, Financial Statement Schedules, and Exhibits.*</u>

    1. <u>*Financial Statements*</u>. The following financial statements of Emerson Radio Corp. are included in Item 8 of Part II of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the years ended March 31, 2024 and 2023
Consolidated Balance Sheets as of March 31, 2024 and 2023
Consolidated Statements of Changes in Shareholders' Equity for the years ended March 31, 2024 and 2023
Consolidated Statements of Cash Flows for the years ended March 31, 2024 and 2023
Notes to Consolidated Financial Statements

    2. <u>*Financial Statement Schedules*</u>. All financial statement schedules are omitted from this Annual Report on Form 10-K, as they are not required or applicable or the required information is included in the financial statements or notes thereto.

    3. <u>*Exhibits*</u>. The following exhibits are filed with this Annual Report on Form 10-K or are incorporated herein by reference, as indicated.

Exhibit Number	
3.1	Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994) (filed in paper format).
3.1.1	Certificate of Designation for Series A Preferred Stock (incorporated by reference to Exhibit (3) (b) of Emerson's Registration Statement on Form S-1, Registration No. 33-53621, declared effective by the SEC on August 9, 1994) (filed in paper format).
3.1.2	Amendment dated February 14, 1996 to the Certificate of Incorporation of Emerson (incorporated by reference to Exhibit (3) (a) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).
3.2	By-Laws of Emerson (incorporated by reference to Exhibit 3.1 of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 2007).
3.2.1	Amendment dated November 28, 1995 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit (3) (b) of Emerson's Quarterly Report on Form 10-Q for the quarter ended December 31, 1995).
3.2.2	Amendment effective as of November 10, 2009 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.1 of Emerson's Current Report on Form 8-K filed on November 16, 2009).
3.2.3	Amendment effective as of August 31, 2011 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.2 of Emerson's Current Report on Form 8-K filed on September 7, 2011).
3.2.4	Amendment effective as of June 22, 2020 to the By-Laws of Emerson adopted March 1994 (incorporated by reference to Exhibit 3.1 of Emerson's Current Report on Form 8-K filed on June 24, 2020).
4.1	Description of Common Stock (incorporated by reference to Exhibit 4.1 of Emerson's Annual Report on Form 10-K for the fiscal year ended March 31, 2020, filed on June 26, 2020).

10.1	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.1 to Emerson's Form 10-Q for the quarter ended December 31, 2014.) †
10.2	Employment agreement dated July 19, 2021 between Emerson Radio (Hong Kong) Limited and Mr. Christopher Ho (incorporated by reference to Exhibit 10.1 to Emerson's Form 8-K, dated July 20, 2021). †
10.3	Employment agreement dated January 16, 2022 between Emerson Radio (Hong Kong) Limited and Mr. Michael Andrew Barclay Binney (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K, filed on January 21, 2022). †
10.4	Amendment dated July 6, 2023 to employment agreement dated January 16, 2022 between Emerson Radio (Hong Kong) Limited and Mr. Michael Andrew Barclay Binney. (incorporated by reference to Exhibit 10.4 to Emerson's Current Report on Form 8-K, filed on July 27, 2023). †
10.5	Employment agreement dated January 16, 2022 between Emerson Radio (Hong Kong) Limited and Mr. Richard Li (incorporated by reference to Exhibit 10.1 to Emerson's Current Report on Form 8-K, filed on January 18, 2022). †
21.1	Principal Subsidiaries of the Company as of March 31, 2024.*
23.1	Consent of Independent Registered Public Accounting Firm — GRASSI & CO., CPAs, P.C.,*
23.2	Consent of Independent Registered Public Accounting Firm — MSPC, Certified Public Accountants and Advisors, Professional Corporation.*
31.1	Certification of the Company's Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
31.2	Certification of the Company's Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*
32	Certification of the Company's Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.**
97	Incentive Compensation Recoupment Policy*
101.INS	Inline XBRL Instance Document. *
101.SCH	Inline XBRL Taxonomy Extension Schema Document. *
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document. *
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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*   Filed herewith.
** Furnished herewith.
†   Management contract or compensatory plan or arrangement.

Item 16.   *FORM 10-K SUMMARY*

None.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERSON RADIO CORP.

By: /s/ Christopher W. Ho
            Christopher W. Ho
            Chief Executive Officer
            Principal Executive Officer

By: /s/ Richard Li
            Richard Li
            Chief Financial Officer
            Principal Financial and Accounting Officer

Dated: June 27, 2024

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ Christopher W. Ho Christopher W. Ho	Chairman of the Board and Chief Executive Officer	June 27, 2024
/s/ Richard Li Richard Li	Chief Financial Officer	June 27, 2024
/s/ Michael Binney Michael Binney	Chief Operating Officer and Director	June 27, 2024
/s/ Kareem E. Sethi Kareem E. Sethi	Director	June 27, 2024
/s/ Kin Yuen Kin Yuen	Director	June 27, 2024

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